UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2018

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Interim results for the six months ended 31 Oct 17, dated 08 January 2018

8 January 2018
Micro Focus International plc
Interim results for the six months ended 31 October 2017

Micro Focus International plc ("the Company" or “the Group”, LSE: MCRO.L, NYSE: MFGP), the international software product group, announces unaudited interim results for the six months ended 31 October 2017.

On 1 September 2017 the Company announced the completion of the merger of its wholly owned subsidiary with Seattle SpinCo, Inc., which holds the software business segment ("HPE Software") of Hewlett Packard Enterprise Company ("HPE"), in accordance with the terms of the previously announced Merger Agreement (the ‘’Transaction’’). Trading results of HPE Software from completion are included in the results for the six months ended 31 October 2017 set out below.

The table below shows the reported results for the Group at actual exchange rates for the six months ended 31 October 2017 together with constant currency (“CCY”) comparatives except where stated otherwise:

Results at a glance	Six months ended 31 October 2017	Six months ended 31 October 2016	Growth /(Decline) %	Year ended 30 April 2017
Revenue
Reported	$1,234.5m	$684.7m	80.3%	1,380.7m

Constant Currency *
- Licence	$327.7m	$148.1m	121.3%	$314.0m
- Maintenance	$611.5m	$363.2m	68.4%	$723.8m
- Subscription	$162.6m	$142.7m	13.9%	$295.7m
- Consultancy	$80.3m	$29.0m	176.9%	$54.1m
- SaaS	$52.4m	-	-	-
Total	$1,234.5m	$683.0m	80.7%	$1,387.6m

Operating profit
Reported	$220.0m	$163.3m	34.7%	$293.4m
Constant currency	$220.0m	$159.2m	38.2%	$280.5m

Pre-tax profit
Reported	$145.7m	$113.2m	28.7%	$196.3m
Constant Currency	$145.7m	$108.9m	33.8%	$182.4m

Adjusted EBITDA *
Reported	$530.1m	$320.3m	65.5%	$640.9m
Constant Currency	$530.1m	$316.1m	67.7%	$635.4m

Earnings per share (“EPS”)
Basic	35.83c	39.57c	(9.5%)	68.88c
Diluted	34.64c	38.12c	(9.1%)	66.51c

Adjusted *	107.44c	92.59c	16.0%	181.91c
Adjusted Diluted *	103.87c	89.20c	16.4%	175.65c

Dividend per share	34.60c	29.73c	16.4%	88.06c

Net debt *	$4,151.7m	$1,612.6m	157.5%	$1,410.6m
Adjusted Net Debt *	$4,409.7m	$1,612.6m	173.5%	$1,410.6m

Reported revenues in the six months to 31 October 2017 were $1,234.5m, $549.8m (80.3%) higher than the prior period reported revenues ($684.7m), with HPE Software contributing $569.8m and $664.7m coming from existing Micro Focus and SUSE Product Portfolios (“existing Micro Focus”) (2016: $684.7m), a decrease of 2.9%.

On a CCY basis existing Micro Focus declined by 2.7% (2016: CCY $683.0m), with the SUSE Product Portfolio growing by 13.1% to $164.4m (2016: CCY $145.3m) and the existing Micro Focus Product Portfolio declining by 7.0% to $500.3m (2016: CCY $537.7m).

Profit for the period increased by $16.0m to $106.6m (2016: $90.6m). EBITDA for the period increased by $146.8m to $434.9m (2016: $288.1m). Adjusted EBITDA* of $530.1m was 67.7% higher than that delivered in the comparable period at CCY ($316.1m).

Diluted EPS in the period decreased by 9.1% to 34.64 cents (2016: 38.12 cents). Adjusted Diluted EPS* in the period increased by 16.4% to 103.87 cents (2016: 89.20 cents).

Key highlights

●
Completion of the HPE Software acquisition took place on 1 September 2017. American Depositary Shares representing 222,166,897 new ordinary shares were issued to HPE Shareholders, representing 50.1% of the fully diluted share capital of the Company at completion.

●
Reported revenue growth of $549.8m (80.3%) driven by:
o
Acquisition of HPE Software contributed $569.8m;
o
SUSE Product Portfolio where reported revenues grew by 11.5% and CCY revenues grew in line with the market for Infrastructure Linux;
o
Offset by anticipated declines in the existing Micro Focus Product Portfolio which declined by 6.9%.

●
On a CCY basis:
o
Total revenues of $1,234.5m (2016: CCY $683.0m), an increase of 80.7%.
o
Adjusted EBITDA increased by 67.7% to $530.1m (2016: CCY $316.1m).

●
Adjusted EBITDA margins decreased to 42.9% (2016: CCY 46.3%), reflecting the lower margins in the HPE Software business.

●
Exceptional costs incurred in the period of $104.3m (2016: $41.0m) relate to integration costs, acquisition costs, pre-acquisition costs, property costs, severance and legal costs and net finance costs.

●
Guidance for medium-term Adjusted Effective Tax Rate (“Adjusted ETR”) revised to 25% from the previous guidance of 33%. Cash tax rate expected to be broadly in line with Adjusted Effective Tax Rate from FY20. Cash tax rate for FY18 and FY19 expected to be approximately 15%.

●
Net debt and cash generation in the period:
o
Cash generated from operations was $267.2m (2016: $201.9m) representing a cash conversion ratio of 61.9% (2016: 72.3%) of Adjusted EBITDA less exceptional costs. Impacted by the expected seasonal year-end increase in working capital balances ($253.0m versus $110.8m) due to timing of completion of HPE Software merger.
o
Net debt* at 31 October 2017 was $4,151.7m (30 April 2017: $1,410.6m) increasing due to the acquisition of HPE Software with acquired bank borrowings of $2,600.0m, finance lease obligations and external debt drawn down.
o
Adjusted net debt of $4,409.7m (30 April 2017: $1,410.6m) taking account of net closing balance sheet adjustments payable to HPE.
o
Free cash flow* in the period of $28.5m (2016: $111.0m).
o
Adjusted Net debt* to pro-forma Adjusted EBITDA for the 12-month period to 31 October 2017 is a multiple of 3.1 times; medium term target remains 2.7 times.

●
Growth in Adjusted Diluted EPS of 16.4% to 103.87 cents (2016: 89.20 cents) and 9.1% decrease in Diluted EPS to 34.64 cents (2016: 38.12 cents).

●
Interim dividend increased by 16.4% to 34.60 cents per share (2016: 29.73 cents per share) in line with dividend policy of full year dividend being twice covered by adjusted earnings.

Statutory results
●
Operating profit of $220.0m (2016: $163.3m, +34.7%)
●
Profit before tax of $145.7m (2016: $113.2m +28.7%)
●
Basic earnings per share of 35.83 cents (2016: 39.57 cents) a decrease of 9.5%

* The definition of Adjusted Revenue, Adjusted EBITDA, Adjusted EPS, Adjusted Diluted EPS, Net Debt, Adjusted Net Debt, Free Cash Flow, Constant Currency and Pro-forma are in the “Non IFRS measures” section of this Interim Statement.

Kevin Loosemore, Executive Chairman of Micro Focus, commented:

“The period under review has seen the completion of the combination of Micro Focus with HPE Software to create one of the world’s largest pure play software companies. This was a complex transaction with 12 months between announcement and completion. We are now fully engaged in the integration of the combined company.

The combination with HPE Software has clear business logic to extend Micro Focus’ market presence in mature infrastructure software segments:
●
to increase operational efficiency of the combined Group;
●
to deliver effective product management focused on customer centered innovation; and
●
to improve sales productivity.

Micro Focus sets out to deliver consistent long-term shareholder returns in the range of 15% to 20% per annum.

On a pro-forma basis, the Enlarged Group delivered revenue of $4,226.7m and Adjusted EBITDA of $1,401.1m at a margin of 33.1% for the 12 months ended 31 October 2017 which is consistent with the plans we built in summer 2016 when contemplating the merger. Our Adjusted Net Debt position at 31 October 2017 was $4,409.7m at pro-forma* Adjusted EBITDA multiple of 3.1 times.

Chris Hsu, our Chief Executive Officer, has been leading the HPE Software business since September 2016 and has managed the separation of the Software business from HPE by creating a standalone company, from a unit that was a small part of a large organization. Chris began a shift in HPE Software’s business focus to customer centered innovation, a performance based culture around delivering on EBITDA targets and managing the cost base accordingly. As a result, there has already been a significant improvement in HPE Software’s Adjusted EBITDA over the year, notwithstanding that the changes that have been made will take time to be embedded within the organization and that HPE Software’s revenue for the 12 months ended 31 October 2017 was at the bottom of our guidance range.

For the existing Micro Focus business revenue was 2.7% lower in constant currency and Adjusted EBITDA 4.1% lower as we put operational improvement plans on hold while working on the completion of the HPE Software transaction.

The board is confident that medium-term low single digit revenue growth, industry leading margins and strong cash conversion will ensure that Micro Focus can deliver on its strategy. These returns can be further enhanced by appropriate deployment of capital in value enhancing acquisitions.

In line with our twice covered dividend policy and the transition to an October year end we are paying a dividend of 34.60 cents per share.

I am delighted to announce that we are further strengthening our management team in support of our strategy and the growth of the business. We have talked to our shareholders in the past year about how we scale our approach to M&A. I am pleased to announce that Mike Phillips, having been CFO since 2010, will take on the newly created role of Director of M&A.

Taking over from Mike as CFO with immediate effect will be Chris Kennedy, previously CFO at ARM and easyJet and well known to our investor base. We are also delighted to announce that Ian Fraser will join Micro Focus as Chief Human Resources Officer having held this same role at RELX Group and BHP Billiton.

Both Chris and Ian bring recent relevant experience in functional terms and also in dealing with listed businesses of scale in the UK and US and we welcome them to the team.”

Enquiries:

Micro Focus	Tel: +44 (0) 1635 565200
Kevin Loosemore, Executive Chairman
Chris Hsu, Chief Executive Officer
Mike Phillips, Chief Financial Officer
Tim Brill, IR Director
Powerscourt	Tel: +44 (0) 20 7250 1446
Victoria Palmer-Moore
Celine MacDougall

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software Company supporting the technology needs and challenges of the Global 2000. Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Micro Focus (which included HPE Software from completion) and SUSE.  Within Micro Focus our solution portfolios are COBOL Development and Mainframe Solutions, Host Connectivity, Identity and Access Security, IT Development and Operations Management Tools, and Collaboration and Networking. Within HPE Software our solution portfolios are IT Operation Management, Application Delivery Management, Enterprise Security Product, Platform, and Information Management Business.  With effect from 1 November 2017 the Micro Focus solution portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com. SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, Software Defined Infrastructure and Application Delivery platforms that give customers greater control and flexibility while reducing cost. For more information, visit: www.suse.com.

Forward-looking statements
Certain statements in this interim report are forward-looking. Although the Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. The Group undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Chief Executive Officer’s Statement

Introduction

I was delighted to be appointed Chief Executive Officer of Micro Focus International plc with effect from the completion of the combination with HPE Software on 1 September 2017 and to present today my first set of interim results covering the six months ended 31 October 2017. These results include six months’ trading of the existing Micro Focus and SUSE Product Portfolios and two months of the HPE Software business. We would like to thank our employees for their continued dedication, commitment and hard work in delivering the completion of the combination and the financial results for this period.

I have been asked many times since my appointment as Chief Executive Officer was announced what was going to change in the Micro Focus strategy that was put in place by Kevin Loosemore and his team back in 2011. This strategy and proven operating model has seen the company grow from revenues of $436.1m and Adjusted EBITDA of $160.9m in the year ended 30 April 2011 to pro-forma revenues $4,226.7m and Adjusted EBITDA of $1,401.1m in the 12 months ended 31 October 2017. As I explained at the Capital Markets Day in September, the Micro Focus strategy is a proven model and will remain consistent. From the first time Kevin and I discussed potentially combining the two companies I recognized the benefits of the Micro Focus operating model. By merging HPE Software together with Micro Focus, we create a global scale platform that leverages the Micro Focus proven operating model with a unique competency in efficiently managing a portfolio of scale assets. Our scale and proven model both enables us to create value through the merger and positions us well to benefit from ongoing industry consolidation. It is this model that allows us to deliver on our target of 15% to 20% shareholder returns per annum.

We place customers at the center of everything we do - how we innovate, build, sell and support our products. Our broad and deep portfolio that spans application development, hybrid infrastructure management, security, data analytics, information management & governance, etc., uniquely positions us to help our customers across their complex, Hybrid IT environments. We remain committed to delivering the value creation outlined at the announcement of the transaction, and our lean operating model preserves capital and maximizes shareholder returns on a sustainable basis.

Our merger combination was the culmination of interactions between HPE and Micro Focus that started in the middle of 2016 when I was Chief Operating Officer at HPE considering strategic options for HPE Software. For context, through the various Hewlett Packard spins, the Software business went from 3% of total revenues in 2014 prior to the HP-Hewlett Packard Enterprise split to approximately 8% post the HPE Enterprise Services-CSC spin-merge. The HPE Software business was a small division that did not move the company’s overall performance and enjoyed the benefits of having the highest relative operating margins, thus revenue growth was the predominant focus. It was guided by the parent company’s strategy and financial goals and often invested in projects to support the hardware centric business. This changed upon announcement of the merger on 7 September 2016 when I was appointed by HPE to lead the Software business. On a pro-forma basis for the Micro Focus Enlarged Group in the 12 months ended 31 October 2017, the heritage HPE Software represented approximately 68% of Group revenue. The substantial increase in relative scale and importance required the heritage HPE Software business to change its focus to delivering shareholder returns based on improved EBITDA and free cash flow.

Upon appointment by HPE and under its divestment governance, I started to apply the Micro Focus Four Box model that we learned in diligence, to prioritize innovation and R&D investments on projects with clear customer demand. This was a shift in approach from one that was often driven by pursuing Silicon Valley challengers or the desires of business unit managers that often did not result in increased customer demand and often pulled investment away from our core products. The Micro Focus customer centered innovation approach guides managers to build products that are more directly tied to our customer demands and adds innovative capabilities to our core products they have already invested in, increasing their ROI and, subsequently, our customer stickiness and longevity. This approach is more efficient and avoids higher risk, low probability of return investments. The clarity of being part of a scale, pure-play software company with a clear, focused strategy will unlock additional potential as the Micro Focus model is fully implemented.

Following completion and the issue of HPE’s third quarter results we provided guidance on the revenue performance for HPE Software for the year ending 31 October 2017, adjusted for divestments and currency and before acquisition accounting adjustments relating to deferred revenue haircut under the Micro Focus accounting policies. We achieved the low end of the guidance range of $2,890.0m to $2,960.0m. We were disappointed with sales execution primarily in our Americas region. The Adjusted EBITDA for the HPE Software business for this period was $841.7m (before acquisition accounting adjustments relating to deferred revenue haircut and application of Micro Focus accounting policies) at a margin of 29.1% which is an 840 basis point improvement from the 20.7% margin for the 12 months ended 30 April 2016 included in the announcement of the transaction on 7 September 2016 (revenue: $3,172.0m, Adjusted EBITDA $658.0m), reinforcing the thesis of the transaction.

On a pro-forma basis, after taking account of the acquisition accounting adjustments relating to deferred revenue haircut and application of Micro Focus accounting policies, the Enlarged Group delivered revenue of $4,226.7m and Adjusted EBITDA of $1,401.1m for the 12 months ended 31 October 2017 at a margin of 33.1%. This is the base level against which we will be judging performance of the business as we move forward in the 12 months ending 31 October 2018. We will seek to fully implement the Micro Focus operating model in the Enlarged Group during this year and maintain our aim to provide investors with long term shareholder returns of between 15% and 20% per annum.

Following completion of the transaction we continued to run the HPE Software business separately within the Micro Focus Product Portfolio to avoid disruption through to the end of the fiscal year ended 31 October 2017. We brought the Enlarged Group together with effect from 1 November 2017 and from that date we operate two product portfolios, Micro Focus and SUSE, consistent with how the Company has operated since 1 May 2015. We have aligned our financial year end to 31 October and will initially report an 18-month financial period ending 31 October 2018, with interim results statements for the six month periods to 31 October 2017 and 30 April 2018.

We set out a new four phase plan below for the combination of the Micro Focus and HPE Software businesses whilst continuing to deliver sustainable shareholder returns.

Financial Year/Period ending	31 October 2017	31 October 2018	31 October 2019	31 October 2020
Phase	Assessment	Integration	Stabilization	Growth
Action	● Deliver plans for FY17	● Standardize systems	● Stabilize top line	● Top line growth
	● Detailed review of combined businesses	● Rationalize properties	● Improve GTM	● Click and repeat!
	● Invigorate product management	● New Go to Market (“GTM”) model	● Growth from new areas
		● Maintain/improve cash conversion	● Improved profitability
		● Rationalize underperforming elements	● Standardize systems
		● New market initiatives	● Rationalize legal entities

Everything we do is aimed at helping us deliver our commitment to our shareholders of consistent Adjusted EBITDA and free cash flow growth to deliver shareholder returns in the range of 15% to 20% per annum.

At the Capital Markets Day in September 2017, I outlined six focused strategic priorities which are consistent with this four phase plan. These are:

● Integrate the companies seamlessly
● Strengthen the go-to-market engine
● Drive customer-centred innovation in everything we do
● Capture value from the deal ($600m Adjusted EBITDA improvement)
● Build a combined company that employees want to be part of and that customers value as a strategic partner
● Execute value creating mergers and acquisitions

I also disclosed the Enlarged Group Mission Statement:

“We provide our customers with a best-in-class portfolio of enterprise-grade scalable software with analytics built in. We put customers at the centre of our innovation and build high quality products that our customers can rely on and our teams can be proud of.”

By focusing on what our customers demand, we help them extend the life of the investments that they make with us. We prioritise our innovation and GTM activities around this customer promise which enables us to deliver more for them with a focused investment profile. Over time as this model takes hold and we build increased confidence with our customers, our revenue will stabilise and we will find additional opportunities to be relevant to our customers. Delivering on this mission will enable us to sustainably provide the shareholder returns that are core to our strategy.

Business strategy

The underlying premise behind our business strategy is that the Group should consistently and over the long-term deliver shareholder returns in the range of 15% to 20% per annum. To deliver this objective the Group has adopted an operational and financial strategy underpinned by consistent and effective management and reward systems. This strategy is capable of execution over the long-term. When considering investment priorities, both organic and inorganic, we evaluate our options against a set of characteristics enabling the categorization of our products into one of the following:

●
New Models – Products or consumption models (cloud and subscription) that open new opportunities that could become growth drivers or represent emerging use cases that we need to be able to embrace;

●
Growth Drivers – Products with consistent growth performance and market opportunity to build the future revenue foundations of the Group;

●
Optimize – Products with declining revenue performance driven by the market or execution where the trajectory must be corrected to move back to the core category or investments focused to optimize long-term returns; and

●
Core – Products that have maintained broadly flat revenue performance but represent the current foundations of the Group and must be protected and extended.

Within this overall portfolio we have some products that are growing significantly and others that are stable or in decline. Our business model means the way we manage the portfolio is analogous to a ‘‘fund of funds’’ with the objective of generating modest revenue growth over the medium-term, delivering high levels of profitability and strong cash generation and cash conversion ratio with a balanced portfolio approach. We will continue to focus investment in growth and core products and will not dispose of declining products unless we can achieve greater than the discounted cash flow they would generate in our ownership. Within the Enlarged Group we have also discovered areas in the portfolio with similar R&D efforts where a shared set of technologies and architectures (e.g. data ingestion, visualization, container platform, APIs) enable more innovation with less “duplicated” investment further contributing to our ability to drive higher efficiency without compromising innovation.

As outlined in the Annual Report for the year ended 30 April 2017, the combination with HPE Software may delay the return to revenue growth as the HPE Software products are integrated. We expect HPE Software’s revenue trend to continue its historical decline until the transformation has been fully executed and the benefits take hold. This integration will be delivered by the four-year plan and the six key strategic priorities that will consolidate and strengthen the combined business, with the goal of delivering modest revenue growth in the medium-term as well as underpinning our margin improvement objectives.

The Enlarged Group is a strong platform and once we achieve our target cash conversion ratio of 90% to 95% we will generate significant free cash flows from which we can deliver returns of value to our shareholders and/or further highly accretive acquisitions.

Our performance in the period

Following completion of the transaction we have reviewed the Alternative Performance Measures (“APM”) we use to track the business and upon which we will provide guidance to the market. Historically, Micro Focus has used several measures of EBITDA which have held consistency with measures used over time, however, at times this may have caused confusion with investors and analysts. Micro Focus has used Underlying Adjusted EBITDA as the key performance metric since 2011 for annual corporate bonus calculation on a constant currency basis. It makes sense for this to be the measure that is used going forward and is now renamed “Adjusted EBITDA”. We use this term throughout the document. Our net leverage target has been a multiple of Facility EBITDA during this period. With the move to a single APM this target is equivalent to a multiple of 2.7 times Adjusted EBITDA.

The Group reported revenues of $1,234.5m (2016: $684.7m) and Operating Profit of $220.0m (2016: $163.3m). Excluding the HPE Software reported revenues of $569.8m, existing Micro Focus delivered $664.7m to reported revenues (2016: $684.7m), a decline of 2.9% and on a CCY basis this decline was 2.7% (2016: CCY $683m).

The SUSE Product Portfolio grew reported revenues by 11.5% to $164.4m (2016: $147.4m), 13.1% on a CCY basis (2016: CCY $145.3m) in line with the Infrastructure Linux market, whilst the existing Micro Focus Product Portfolio declined by 6.9% to $500.3m (2016: $537.3m), 7.0% on a CCY basis (2016: CCY $537.7m).

Adjusted EBITDA was $530.1m (2016: $320.3m) with HPE Software contributing $226.9m and existing Micro Focus delivering $303.2m. On a CCY basis the existing Micro Focus delivered a 4.1% decline in Adjusted EBITDA (2016: CCY $316.1m) as operational improvements were put on hold pending the completion of the HPE Software transaction.

Micro Focus Product Portfolio

The Micro Focus Product Portfolio, comprising the HPE Software business and the existing Micro Focus Product Portfolio, represents 86.7% of total Group revenue in the six-month period to 31 October 2017 (2016: 78.5%). On a pro-forma basis for the Enlarged Group it contributed 92% of pro-forma revenue in the 12 months ended 31 October 2017.

From within the Micro Focus Product Portfolio we will continue to manage, for the Group overall, the corporate support functions of HR, IT, Facilities, Finance, Legal and the Project Management Office (“PMO”) for acquisitions and integration. In addition, we manage the delivery of a shared service for other elements of support to the SUSE portfolio enabling SUSE to directly control what they need to execute with speed and flexibility whilst leveraging the larger Group where effective as SUSE builds scale. Wherever practical the corporate support functions staff are dedicated to product portfolios, including SUSE, in order to provide the additional benefit of specialization whilst leveraging the scale of the shared function.

HPE Software

During the period from merger completion to 31 October 2017 we operated the HPE Software business separately from the rest of the Micro Focus Product Portfolio bringing the business together with effect from 1 November 2017. HPE Software completed its full year to 31 October 2017 which was the first full financial year since the announcement of the spin merge with Micro Focus. I was responsible for the HPE Software business with effect from 7 September 2016 and started to operate the business with a greater focus on delivery of improved profitability as opposed to targeting revenue growth.

The HPE Software business contributed revenues of $569.8m, after a deferred revenue haircut of $25.3m and Adjusted EBITDA of $226.8m. This revenue and Adjusted EBITDA contribution in the period reflects the period end weighting of software licence revenues.

As part of the provisional fair value adjustments relating to the acquisition accounting, Micro Focus applied its standard bad debt provisioning policy to the accounts receivable balance dependent on the aging of the accounts receivables. Prior to these adjustments, for the full year to 31 October 2017 the HPE Software business (under US GAAP and HPE legacy accounting policies, adjusted for divestitures, as derived from HPE Software management accounts) had revenue of $2,891.3m and Adjusted EBITDA of $841.7m. This revenue was at the bottom of the range of revenue guidance we gave after the completion of the transaction. When compared against the revenues of $3,172.0m and Adjusted EBITDA of $658.0m in the 12 months to 30 April 2016, this performance is an 8.9% reduction in revenue and 27.9% increase in Adjusted EBITDA, representing an 8.4% improvement in margin (29.1% v 20.7%).

Taking these provisional acquisition related adjustments into account pro-forma Revenue was $2,866.0m as a result of the deferred revenue haircut of $25.3m and pro-forma Adjusted EBITDA was $777.3m after the deferred revenue haircut, bad debt provision of $35.2m and incremental audit and insurance costs of $3.8m. At completion the bad debt provision amounted to $42.7m and by 31 October 2017 this had increased to $49.3m. It is estimated that approximately $35.2m of this bad debt provision would have arisen in the year to 31 October 2017 as the aging of the accounts receivable balances increased during the carve out process from HPE.

Existing Micro Focus Product Portfolio

During the six months ended 31 October 2017 within the existing Micro Focus Product Portfolio operational improvements were put on hold in anticipation of completion of the transaction. The combination with HPE Software would present operational efficiencies that would be counter-productive to long term value creation to seek within the existing business alone. In the period reported revenue was $500.3m (2016: CCY $537.7m) a decline of 7.0% and Adjusted EBITDA of $248.8m (2016: CCY $266.1m) a decline of 6.5%. The decline in revenue was primarily due to weakness in the Host Connectivity portfolio, particularly in North America, where there has been a continued impact of the loss of a sales team in this area in the second half of last year.

With effect from 1 November we combined the existing Micro Focus Product Portfolio with HPE Software in the Micro Focus product portfolio with a single Go-to-Market operation.

SUSE Product Portfolio

The SUSE product portfolio represented 13.3% of the total Group revenue in the six months ended 31 October 2017 (2016: CCY revenue 21.3%) and approximately 8% on a pro-forma basis for the 12 months ended on that date.

SUSE has continued with the mandate to deliver “sustainable and profitable revenue growth” and has continued to invest in the business to support this vision. The six months to 31 October 2017 has seen another period of growth with overall revenues up 13.1% on a CCY basis in line with the infrastructure Linux market. There have been challenges in the period with sales execution issues in North America resulting in the replacement of the sales leadership and management in that region. Growth of 35.5% was achieved in Asia Pacific & Japan, 11.4% in International, SUSE’s largest region, and only 8.7% in North America.

SUSE continues with its growth mandate within the overall group structure and commands appropriate investment to make the growth mandate a reality.

Integration Update

The successful completion of the combination of Micro Focus with HPE Software on 1 September 2017 was described by each of our advisors at some stage as one of the most complicated transactions they have worked on. The cross border nature of the Reverse Morris Trust construct together with the carve out of HPE Software business created complexity which was compounded by the regulatory compliance required for dual listing of securities on the LSE and NYSE on 1 September 2017. However, the team of employees, consultants and advisors successfully delivered the completion of the transaction and it was marked by the ringing of the opening bell on the NYSE. This was followed by the first combined Capital Markets Day in London and then a sixteen city #DiscovertheNew customer and partner roadshow to illustrate the combined product portfolio of the Enlarged Group.

Leading up to the completion of the transaction the separate companies were restricted by competition laws as to what information could be shared on the respective businesses. We recognized this challenge but also the need for clarity for customers, partners and employees on the go forward organization structure. The need for clarity led to working within the restrictions but managing to plan effectively such that the new fiscal year could be launched from 1 November.

We brought the Go-to-Market organization of Micro Focus and the SUSE leadership team together for the Global Sales Kick Off in early November to launch the new company. This provided the opportunity to bring together teams from the heritage organization and re-inforce the clear messaging that had been provided to customers and partners on the roadshow.

In bringing the businesses together with effect from 1 November 2017 we have re-classified the products in the Micro Focus Product Portfolio into five sub-portfolios and continue to operate SUSE semi-independently. The sub-portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity.

Future Architecture Software Transformation (“FAST”) update

Micro Focus has always believed that as part of its acquisition strategy operating on a single set of systems and processes is the most efficient way of operating the business. The challenge of using its existing systems to scale for the Attachmate Group (“TAG”) transaction in 2014 resulted in a plan to move to a more scalable platform. Once it became apparent that the HPE Software transaction was executable Micro Focus decided to utilize the FAST platform that was being implemented by HPE Software as the single platform for the Enlarged Group. We believe that once the FAST platform is fully implemented and operational that it will further reinforce enhance our ability to drive value from future software acquisitions.

FAST had been built on an ambitious timeline with an anticipated go-live date following completion of the full financial year to 31 October 2017. The decision was taken to go-live in November 2017 for the HPE Software business to accelerate the process of exiting the remaining dependency on HPE systems for operational execution. As with all complex systems implementations we knew this would require issue remediation and ongoing focus until our target standards of operation stability were achieved. Our current plan is to transfer the existing Micro Focus business to FAST from November 2018. The go-live process has been more challenging than anticipated due to issues related to migrated data that have taken time to resolve. The system is going through its second month end close and is being monitored closely through this key stage for the system.

The challenges associated with the carve out of the HPE Software business and the go-live on FAST have resulted in some delays to customer and partner invoicing and cash collection in the short term with an increase in DSO that is anticipated to continue for a period of time. As at 31 October 2017 HPE Software had DSO of 75 compared to the rest of the Group at 46 DSO resulting in an Enlarged Group DSO of 65.

Delivering value to shareholders

The board has adopted a very clear plan of value creation. We have believed for some time that there are significant segments of the enterprise software market that have matured. The response to this is consolidation. To be successful in this stage of a market both operational effectiveness and scale are critical. We believe that Micro Focus is now well positioned to lead in this space.

There is a clear customer requirement for a company that can innovate and extend the life of mature software assets.

Our priority is to improve the performance of the business in order to maximize the opportunity to generate modest revenue growth in the medium-term. At the same time, we have created flexibility to allow value creation to shareholders through cash distributions or acquisitions as appropriate. We deliver value to our customers through customer centered innovation. We will do nothing that will constrain our ability to achieve organic growth and we are currently investing significant amounts on activities designed to deliver value to customers that should provide a foundation to drive sustainable growth.

The HPE Software transaction is transformational in terms of the size of the Group from an operating point of view and follows on from the Attachmate Group transaction in 2014. These transactions involve the type of transformation that many companies would have said that they needed to go private to achieve out of the public eye. The board and management of Micro Focus believe that it is quite possible to do this on the public market and deliver the resulting increase in value to existing shareholders.

The HPE Software transaction was also transformational in terms of market capitalization. The day before the announcement of the transaction Micro Focus had a market capitalization of £4,480.7m which had increased to £9,849.1m by completion. At completion we issued 222.2m new ordinary shares and listed the same number of American Depositary Shares (ADS) on the New York Stock Exchange representing the underlying new ordinary shares. As anticipated there has been a reduction in the number of ADS listed on NYSE as HPE Shareholders either sold out of the stock or transferred their investment into the underlying ordinary shares. As a result of the work done with our brokers Numis Securities, Micro Focus had marketed extensively to the existing HPE shareholder base with the flow back of ADS to ordinary shares occurring without significant volatility in the share price. As at 31 December 2017 there were 148.0m ADS listed on the NYSE, a reduction of 34.3% compared with the number listed at completion 222.2m.

The board continues to target a modest level of gearing for a company with the cash generating qualities of Micro Focus with a target net debt to Adjusted EBITDA multiple of 2.7 times. We are confident that this level of debt will not reduce our ability to deliver our strategy, invest in products and/or make appropriate acquisitions. As the integration of the businesses continues the board will keep the appropriate level of debt under review.

In order to complete the acquisition of HPE Software the Company has extended its revolving credit facility from $375.0m to $500.0m, refinanced its term loan debt of $1,515.2m with an improved repayment profile and acquired or raised new term loan debt of $3,532.5m to complete the transaction and make the Return of Value.

At 31 October 2017, we had reported net debt of $4,151.7m representing a net debt to pro-forma Adjusted EBITDA ($1,401.1m) of 3.0 times. Adjusting the net debt for the provisional amounts due to and due from HPE as part of the agreement of the closing balance sheet increases the net debt to $4,409.7m at an adjusted net debt to pro-forma Adjusted EBITDA ($1,401.1m) of 3.1 times.

The board has adopted a dividend policy of being two times covered by the adjusted earnings of the Group. With the extension of the year end to 31 October, the company intends to pay two interim dividends and a final dividend for the 18-month period ended 31 October 2018. Applying this policy to the first interim dividend results a payment of 34.60 cents (2016: 29.73 cents).

The dividend will be paid in Sterling equivalent to 25.63 pence per share, based on an exchange rate of £1 = $1.35, the rate applicable on 5 January, 2018, the date on which the board resolved to pay the dividend. The dividend will be paid on 9 February 2018 to shareholders on the register as at 19 January 2018.

Board and Management Changes

During the period from 1 May 2017 to the date of this report we have seen a number of Board and Management changes arising out of the HPE Software transaction and the strengthening of the management team of the Enlarged Group.

Silke Scheiber and Darren Roos were appointed as independent Non-Executive Directors with effect from 15 May 2017 and a further independent Director, Lawton Fitt, was appointed with effect from 31 October 2017. John Schultz, who is a serving executive of HPE and is not independent joined the Board with effect from 1 September 2017. These appointments were all confirmed by the Micro Focus Nomination Committee and were in accordance with the terms of the Merger Agreement. On 1 September 2017 Stephen Murdoch stepped down from the Board and took up the role of Chief Operating Officer for the Enlarged Group.

On 20 December 2017 Micro Focus and HPE announced that they had decided to amend the terms of the Merger Agreement dated 7 September 2016 in respect of nominated directors. Following the recent promotion of John Schultz to Chief Legal and Administrative Officer of HPE, Micro Focus and HPE have agreed that HPE should nominate an independent non-executive to replace John Schultz on the Micro Focus Board. This will enable John to focus on his new responsibilities and enable Micro Focus to increase the mix of independent directors on the Board. John Schultz stepped down from the Board with immediate effect on 20 December 2017; a further announcement will be made when a candidate has been chosen.

Today we are delighted to announce two new members of the management team– Chris Kennedy as Chief Financial Officer and Ian Fraser as Chief Human Resources Officer.

Mike Phillips, our current CFO, is taking on a new and important role for Micro Focus as Director of M&A. Mike has been an invaluable member of the Micro Focus leadership team since September 2010. He played a key role in building the Micro Focus business model and driving the impressive track record of results.

We are excited to have Chris joining us. He’s a world class CFO with FTSE experience. At ARM and previously easyJet he was responsible for driving detailed operating rigor at scale.

Ian joins us from RELX Group where he was the Group HR Director and played a key role in the company’s transformation from a largely traditional publishing business to a world-leading provider of information and analytics for professional and business customers across industries. He will take over from Karen Geary, who was on our board as a non-executive director and then took on executive responsibilities to provide HR leadership during a critical time for our company. I would like to thank Karen for her commitment during this time of tremendous change.

I am thrilled to welcome Chris and Ian to the company. They both have deep expertise in their respective areas as well as experience dealing with listed businesses of scale in the UK and US. They will be great additions to an already strong management team.

I am pleased to welcome the new Board and management team members to Micro Focus.

Outlook

Micro Focus Product Portfolio

The period from announcement to completion of the HPE Software transaction is the longest of any of the Micro Focus mergers and acquisitions. This was a period of uncertainty for customers, partners, investors and employees which came to an end as we brought the two companies together at the beginning of November. We have achieved a great deal over the last 12 months and enter the new financial year with stronger foundations than a year ago.

We continue to focus on improving the way in which we operate to maximize the efficiency of the organization.

The Group has undergone huge change in FY16 and FY17 but the one constant has been clarity of strategy and the associated focus on aligning operational execution to the delivery of that strategy. Looking forward to the new FY18 this focus will continue with our key priorities being:

●
Delivery of our financial plan;

●
Continuing to operationalize the FOUR-BOX MODEL to better align resources to optimize the performance of each sub-portfolio; and

●
Integration with HPE Software following Completion of the transaction.

SUSE Product Portfolio

For FY18 SUSE will focus on the successful execution of SUSE’s mandate for sustainable, profitable revenue growth. The objective is to grow revenue ahead of growth rates for relevant markets.

Group Outlook

Our focus continues to be delivering annual returns to investors in the range of 15% to 20% per annum. We believe we have a strong operational and financial model that can continue to scale and provide excellent returns to our shareholders.

We anticipate revenues for the Group for the twelve months ending 31 October 2018 will decline by 2% to 4% when compared to the pro-forma revenues for the 12 months ended 31 October 2017 of $4,226.7m. As a result of the change in year-end we anticipate a shift in Licence revenue towards the new year-end of 31 October which will lead to second half revenues being higher than those in the six months to 30 April. We will seek to re-balance this revenue weighting in future years.

Chris Hsu
Chief Executive Officer
7 January 2018

Financial Review

The following discussion provides an analysis of our results of operations and should be read in conjunction with our unaudited consolidated financial statements included elsewhere in this report.

We include certain non-IFRS financial measures which assist management in comparing our performance on a consistent basis for purposes of business decision-making by removing the impact of certain items that management believes do not directly reflect our underlying operations. Included in the following discussion is Adjusted Operating Profit and Adjusted EBITDA, both of which are non-IFRS financial measures. For additional information on Adjusted Operating Profit and Adjusted EBITDA see “Non-IFRS Measures.”

The Group operates two product portfolios (i) Micro Focus and (ii) SUSE. These are the operating segments and the cash generating units for the Group.

The Micro Focus Product Portfolio contains our mature infrastructure software products that are managed on a portfolio basis akin to a “fund of funds” investment portfolio. This portfolio is being managed through the 4 BOX Model underpinned by consistent end to end processes to make and maintain the software, whilst the software is sold and supported through a geographic Go-to-Market (“GTM”) organization. Within the existing Micro Focus Product Portfolio, products are organised into five sub-portfolios based on industrial logic. During the period from completion to 31 October 2017 the HPE Software Products have also been managed under the Micro Focus Product Portfolio with its own set of five sub-portfolios of product.

SUSE’s characteristics are different due to the Open Source nature and the growth profile of its offerings.

The portfolios have directly controlled costs and then an allocation of costs of the functions that are managed within the Micro Focus portfolio and provide services to both portfolios together with centrally managed support function costs. Set out in the table below are the profitability metrics for our two product portfolios including the breakdown of Adjusted Operating Profit and Adjusted EBITDA for the period:

	Six months ended 31 October 2017 As reported					Six months ended 31 October 2016 CCY			Six months ended 31 October 2016 As reported
	Micro Focus			SUSE	Group
	Existing Micro Focus	HPE Software	Micro Focus Total			Micro Focus	SUSE	Group	Micro Focus	SUSE	Group
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Segment revenue	500.3	569.8	1,070.1	164.4	1,234.5	537.7	145.3	683.0	537.3	147.4	684.7

Directly managed costs	(262.9)	(352.8)	(615.7)	(98.6)	(714.3)	(278.5)	(82.2)	(360.7)	(277.3)	(81.2)	(358.5)
Allocation of centrally managed costs	19.8	(3.8)	16.0	(16.0)	-	12.7	(12.7)	-	12.7	(12.7)	-
Total Adjusted Operating costs	(243.1)	(356.6)	(599.7)	(114.6)	(714.3)	(265.8)	(94.9)	(360.7)	(264.6)	(93.9)	(358.5)

Adjusted Operating Profit	257.2	213.2	470.4	49.8	520.2	271.9	50.4	322.3	272.7	53.5	326.2
Adjusted Margin	51.4%	37.4%	44.0%	30.3%	42.1%	50.6%	34.7%	47.2%	50.8%	36.3%	47.6%

Adjusted Operating Profit	257.2	213.2	470.4	49.8	520.2	271.9	50.4	322.3	272.7	53.5	326.2
Depreciation of property, plant and equipment	4.6	10.4	15.0	1.3	16.3	4.8	0.9	5.7	4.7	1.0	5.7
Amortization of software intangibles	1.0	1.0	2.0	0.8	2.8	0.4	-	0.4	0.5	0.1	0.6
Foreign exchange (credit)/debit	(9.5)	2.3	(7.2)	2.5	(4.7)	(7.8)	(1.3)	(9.1)	(8.0)	(1.3)	(9.3)
Net capitalization of development costs	(4.5)	-	(4.5)	-	(4.5)	(3.2)	-	(3.2)	(2.9)	-	(2.9)
Adjusted EBITDA	248.8	226.9	475.7	54.4	530.1	266.1	50.0	316.1	267.0	53.3	320.3
Adjusted Margin	49.7%	39.8%	44.5%	33.1%	42.9%	49.5%	34.4%	46.3%	49.7%	36.2%	46.8%

HPE Software was acquired on 1 September 2017 and contributed $569.8m to revenue in the period. HPE Software is reported within the Micro Focus Product Portfolio for the period under review. With effect from 1 November the Micro Focus Product Portfolio will be managed as one with a consolidation of the sub-portfolios into five sub-portfolios based on industrial logic (as previously communicated at the Capital Markets Day).
The table below shows the reported revenue breakdown by type within the Micro Focus Product Portfolio and SUSE Product Portfolio for the six months to 31 October 2017, along with reported and CCY revenue for the six months to 31 October 2016 and the year ended 30 April 2017.

	Six months ended 31 October 2017 As reported	Six months ended 31 October 2016 CCY	(Decline)/ Growth	Six months ended 31 October 2016 As reported	Year ended 30 April 2017 CCY	Year ended 30 April 2017 As reported
	$m	$m	%	$m	$m	$m
Existing Micro Focus Product Portfolio
Licence	122.9	148.1	(17.0)%	146.9	314.0	308.4
Maintenance	354.1	363.2	(2.5)%	364.2	723.8	720.7
Consultancy	23.3	26.4	(11.7)%	26.2	49.2	48.2
	500.3	537.7	(7.0)%	537.3	1,087.0	1,077.3
HPE Software Product Portfolio
Licence	204.8	-	-	-	-	-
Maintenance	257.4	-	-	-	-	-
Consultancy	55.2	-	-	-	-	-
SaaS	52.4	-	-	-	-	-
	569.8	-	-	-	-	-
Total Micro Focus Product Portfolio
Licence	327.7	148.1	121.3%	146.9	314.0	308.4
Maintenance	611.5	363.2	68.4%	364.2	723.8	720.7
Consultancy	78.5	26.4	197.3%	26.2	49.2	48.2
SaaS	52.4	-	-	-	-	-
	1,070.1	537.7	99.0%	537.3	1,087.0	1,077.3
SUSE Product Portfolio
Licence	-	-	-	-	-	-
Maintenance	-	-	-	-	-	-
Subscription	162.6	142.7	13.9%	144.9	295.7	298.7
Consultancy	1.8	2.6	(30.8)%	2.5	4.9	4.7
	164.4	145.3	13.1%	147.4	300.6	303.4
Total Revenue
Licence	327.7	148.1	121.3%	146.9	314.0	308.4
Maintenance	611.5	363.2	68.4%	364.2	723.8	720.7
Subscription	162.6	142.7	13.9%	144.9	295.7	298.7
Consultancy	80.3	29.0	176.9%	28.7	54.1	52.9
SaaS	52.4	-	-	-	-	-
	1,234.5	683.0	80.7%	684.7	1,387.6	1,380.7

We are not providing renewal rate information for SUSE, existing Micro Focus or HPE Software within this set of results. Our methodology is still being refined in order to accommodate data from our multiple systems. We believe that until renewal information is provided, following the trends on the maintenance revenue for the Micro Focus sub-portfolios and subscription revenues for SUSE provides the best guidance on performance.

Micro Focus Product Portfolio

Revenue for the Micro Focus Product Portfolio grew by 99.0% on a CCY basis as a result of the inclusion of 2 months of HPE Software. The contribution of HPE Software to each of the revenue categories is shown in the table above for the period from completion to 31 October 2017. Without HPE Software, revenue declined by 7.0% on a CCY basis and the category movements are explained below.

Licence revenue
Licence revenue for the existing Micro Focus Product Portfolio declined by 17.0% on a CCY basis. There was year-on-year Licence revenue growth in Identity Access & Security, Development & IT Operations Management Tools and Collaboration & Networking offset by declines in CDMS and, primarily, Host Connectivity.

Maintenance revenue
Maintenance revenues for the existing Micro Focus Product Portfolio declined by only 2.5% on a CCY basis. Growth in CDMS was offset by declines in the other sub-portfolios.

Consultancy revenue
Consultancy revenues for the existing Micro Focus Product Portfolio declined by 11.7% on a CCY basis as we completed the implementation of the established Micro Focus policy of focusing only on consulting business that supports our licence business.

SUSE Product Portfolio

The SUSE Product Portfolio revenue increased by 13.1% to $164.4m compared with the CCY revenues for the comparative period of $145.3m, with the Subscription revenue increasing by 13.9% to $162.6m (2016: CCY $142.7m).

SUSE – Key Financial Metrics
SUSE provides technical support together with rights to updates, patches and security fixes for its Open Source solutions on a subscription basis with revenues being recognized rateably over the period of the contract. The key metrics are Revenue, Total Contract Value (“TCV”) and Annual Contract Value (“ACV”). The ACV represents the value of the first 12 months of each contract reported as TCV.

TCV and ACV
TCV represents the gross billings for the six months ended 31 October 2017 of $151.9m, a decrease of 1.6% from the CCY for the six months ended 31 October 2016 of $154.3m. The weighted average contract duration reduced to 28 months in the six months ended 31 October 2017 from 32 months in the six months ended 31 October 2016.

The ‘in period yield’ from TCV to revenue remained broadly the same at 24.0% in the six months ended 31 October 2017 as it was in the year ended 30 April 2017. ‘In period yield’ represents the proportion of TCV generated in the period that can be recognized as Subscription Fee Revenue (“SFR”) in the same period. Net new subscription TCV increased by 1.8% year-on-year and renewal subscriptions TCV decreased by 7.2% year-on-year.

Renewal subscription TCV will always be correlated to available renewal opportunity pool. As we are seeing a shift of SUSE on premise workloads to SUSE off premise workloads, expectation is for the renewal opportunity pool to decline. Another contributor to declining renewal TCV is SUSE customers consuming required renewal subscriptions through Independent Hardware Vendors, when the initial sale was direct or through a value added reseller. This is further corroborated by the significant increase we had in business derived through Public Cloud Service Providers as a route to market. Business through Independent Hardware Vendors also continues to grow as expected. Net new subscription contracts are derived from sale of subscriptions to new logo customers and existing customers expanding footprint of existing product portfolio or subscribing to new product solutions.

ACV measures the first 12-months duration equivalent of TCV. ACV grew to $101.6m, an increase of 2.5% from the CCY for FY17 of $99.1m. ACV removes the impact of multi-year TCV and is a cleaner KPI on the performance of the business. Where subscription term is less than 12 months, all of the subscription TCV billing is included in the ACV measure.

Regional TCV performance

	Six months ended 31 October 2017 As reported	Six months ended 31 October 2016 CCY	(Decline)/ Growth	Six months ended 31 October 2016 As reported	Year ended 30 April 2017 As reported
	$m	$m	%	$m	$m
North America	56.2	57.0	(1.4%)	57.1	117.3
International	69.9	75.7	(7.7%)	75.1	175.4
Asia Pacific & Japan	25.8	21.6	19.4%	21.8	46.4
	151.9	154.3	(1.6%)	154.0	339.1

Regional ACV performance

	Six months ended 31 October 2017 As reported	Six months ended 31 October 2016 CCY	(Decline)/ Growth	Six months ended 31 October 2016 As reported	Year ended 30 April 2017 As reported
	$m	$m	%	$m	$m
North America	42.2	38.9	8.5%	36.2	84.2
International	38.7	43.5	(11.0%)	36.3	99.7
Asia Pacific & Japan	20.7	16.7	24.0%	16.3	36.2
	101.6	99.1	2.5%	88.8	220.1

North America had below expected performance on TCV but showed growth in ACV, declining by 1.4% and growing by 8.5% respectively. Timing of some of the larger enterprise multi-year renewals together with deferral of some of the larger enterprise deals contributed to this TCV decline. Most of the slipped opportunities have subsequently been closed. Strong growth in ACV is influenced by good growth in shorter duration Public Cloud Service Provider business.

International had below expected performance in both TCV and ACV declining by 7.7% and 11.0% respectively. Comparison for International on TCV and ACV is influenced by a very strong comparative period, where we had a few very large enterprise transactions conclude in the prior period.

Asia Pacific & Japan continued to have very strong performance in TCV and ACV, growing by 19.4% and 24.0% respectively. We continue to have strong performance in China and some of the other emerging markets, and continue to win new accounts in some of the other key markets in the region.

The region continues to get good traction and growing revenue streams from local OEM relationships and also by leveraging the global agreements we have in place with key Independent Hardware Vendors and public cloud service providers.

ACV contribution by route to market

	Six months ended 31 October 2017 As reported	Six months ended 31 October 2016 CCY	(Decline)/ Growth	Six months ended 31 October 2016 As reported	Year ended 30 April 2017 As reported
	$m	$m	%	$m	$m
Direct	16.6	16.3	1.8%	14.0	47.3
Indirect	41.5	39.5	5.1%	35.1	87.1
Global Service Partners	41.1	40.3	2.0%	36.8	80.2
OEM (Embedded Systems)	2.4	3.0	(20.0)%	2.9	5.5
Total	101.6	99.1	2.5%	88.8	220.1

Direct represents customers that have a master licence agreement with SUSE and subscribe directly with SUSE or via authorized fulfillment partners.

Indirect represents customers that subscribe via the SUSE Value Added Reseller network and predominantly through a two tier distribution model.

Global Service Partners represents primarily Independent Hardware Vendors who sell SUSE subscriptions alongside the sale of their respective hardware and subscriptions generated from cloud service providers.

OEM (Embedded Systems) represents entities that embed SUSE subscriptions within the sale of their respective specialized appliance offerings.

We continue to see growth in Direct, Indirect and Global Service Partners routes to market, growing by 1.8%, 5.1% and 2.0% respectively.

We also see a trend of customers, who purchased subscriptions at the outset direct and through Value Added Resellers, subsequently subscribing through Global Service Partners. We continue to see strength in the Value Added Reseller network, where we have seen significant growth in ACV during the period. SUSE is focused on continuing to invest and strengthen its reach to customers through its mature extensive value add reseller, independent hardware vendor and cloud service provider routes to market.

OEM (Embedded Systems) transactions tend to be large, custom, specialized and binary in nature, and thus year on year fluctuations in ACV generated are to be expected.

We continued to extend SUSE’s presence and contribution in key Open Source projects and relevant industry groups both in support of strengthening our contribution to Open Source innovation and development efforts as well as in support of our partner and enterprise customer relationships.

Deferred revenue
We continue to have year on year steady growth in the deferred revenue balance. At 31 October 2017 SUSE total deferred revenue balance was $366.1m (31 October 2016: $331.5m), an increase of $34.6m (10.4%) year-on-year. 75.5% of this increase in deferred revenue balance is recognizable revenue in the next 12 months and 84.4% recognizable in the next 24 months.

REGIONAL REVENUE

Regional revenue performance for the Group

The table below shows Micro Focus regional revenue for the six months to 31 October 2017, six months to 31 October 2016 and the year ended 30 April 2017:

	Six months ended 31 October 2017 As reported	Six months ended 31 October 2016 CCY	(Decline)/ Growth	Six months ended 31 October 2016 As reported	Year ended 30 April 2017 CCY	Year ended 30 April 2017 As reported
	$m	$m	%	$m	$m	$m
Micro Focus Product Portfolio
North America	267.9	300.2	(10.8)%	299.8	592.8	591.4
International	188.2	189.0	(0.4)%	187.7	398.7	389.7
Asia Pacific & Japan	44.2	48.5	(8.9)%	49.8	95.5	96.2
	500.3	537.7	(7.0)%	537.3	1,087.0	1,077.3
HPE Software Acquisition*	569.8	-	-	-	-	-
	1,070.1	537.7	99.0%	537.3	1,087.0	1,077.3
SUSE Product Portfolio
North America	65.1	59.9	8.7%	59.9	121.7	121.8
International	76.0	68.2	11.4%	70.0	140.3	142.8
Asia Pacific & Japan	23.3	17.2	35.5%	17.5	38.6	38.8
	164.4	145.3	13.1%	147.4	300.6	303.4
Total Revenue
Existing Micro Focus:
North America	333.0	360.1	(7.5)%	359.7	714.5	713.2
International	264.2	257.2	2.7%	257.7	539.0	532.5
Asia Pacific & Japan	67.5	65.7	2.7%	67.3	134.1	135.0
	664.7	683.0	(2.7)%	684.7	1,387.6	1,380.7
HPE Software acquisition	569.8	-	-	-	-	-
Total Revenue	1,234.5	683.0	80.7%	684.7	1,387.6	1,380.7

* The HPE Software acquisition has not been split by region here as the regions were not consistent with the existing Micro Focus regions. The HPE Software regions split is provided below.

Micro Focus Product Portfolio regional revenue performance

The Micro Focus Product Portfolio revenue by region and by revenue stream is shown in the table below:

Existing Micro Focus	Six months ended 31 October 2017 As reported	Six months ended 31 October 2016 CCY	(Decline)/ Growth	Six months ended 31 October 2016 As reported	Year ended 30 April 2017 CCY	Year ended 30 April 2017 As reported
	$m	$m	%	$m	$m	$m
North America
Licence	55.0	80.0	(31.3)%	80.0	157.4	157.1
Maintenance	201.0	206.2	(2.5)%	205.8	410.1	409.2
Consultancy	11.9	14.0	(15.0)%	14.0	25.3	25.1
	267.9	300.2	(10.8)%	299.8	592.8	591.4
International
Licence	51.6	48.9	5.5%	47.3	119.6	114.2
Maintenance	126.2	129.0	(2.2)%	129.5	257.8	255.0
Consultancy	10.4	11.1	(6.3)%	10.9	21.3	20.5
	188.2	189.0	(0.4)%	187.7	398.7	389.7
Asia Pacific & Japan
Licence	16.3	19.2	(15.1)%	19.6	37.0	37.1
Maintenance	26.9	28.0	(3.9)%	28.9	55.9	56.5
Consultancy	1.0	1.3	(23.1)%	1.3	2.6	2.6
	44.2	48.5	(8.9)%	49.8	95.5	96.2
Total
Licence	122.9	148.1	(17.0)%	146.9	314.0	308.4
Maintenance	354.1	363.2	(2.5)%	364.2	723.8	720.7
Consultancy	23.3	26.4	(11.7)%	26.2	49.2	48.2
Existing Micro Focus Total	500.3	537.7	(7.0)%	537.3	1,087.0	1,077.3

North America had a disappointing performance in the period with licence revenue down 31.3% year on year. Growth in IAS, Collaboration & Networking and ITOM were more than offset by declines in CDMS and Host Connectivity. The latter continued to be impacted by the loss of an entire sales team to a competitor in the second half of 2017 and the subsequent disruption to customer project engagement and flow. Maintenance revenue declined as expected and overall revenues were down 10.8%

International’s revenues were broadly flat year over year with growth in licence more than offsetting the decline in Maintenance and Consultancy. Licence growth in CDMS, IAS and ITOM more than offset the decline in IAS and Collaboration and Networking. Maintenance and Consultancy declines were in line with expectations.

Asia Pacific & Japan saw an 8.9% revenue decline in the six months to October 2017. Licence revenues were down in all portfolios except Collaboration and Networking whilst maintenance revenues declined in line with expectations.

HPE Software regional revenue performance

Six months ended 31 October 2017 As reported
$m
Americas
Licence	119.4
Maintenance	150.9
Consultancy	22.7
SaaS	39.5
332.5
EMEA
Licence	58.6
Maintenance	80.4
Consultancy	24.9
SaaS	9.7
173.6
Asia Pacific & Japan
Licence	26.8
Maintenance	26.1
Consultancy	7.6
SaaS	3.2
63.7
Total
Licence	204.8
Maintenance	257.4
Consultancy	55.2
SaaS	52.4
569.8

The table above provides the breakdown of the HPE Software revenue contribution for the period from completion to 31 October 2017. There is no comparative information for the acquisition and the delivered revenue in the two months brought the total revenue for the HPE Software business in the year to 31 October 2017 to the bottom of the range of guidance we gave after completion.

On a go forward basis, the Enlarged Group’s revenue regions will be organized to the Americas (consisting of North America and Latin America), EMEA, and Asia Pacific and Japan.

SUSE Product Portfolio regional revenue performance

	Six months ended 31 October 2017 As reported	Six months ended 31 October 2016 CCY	(Decline)/ Growth	Six months ended 31 October 2016 As reported	Year ended 30 April 2017 CCY	Year ended 30 April 2017 As reported
	$m	$m	%	$m	$m	$m
North America	65.1	59.9	8.7%	59.9	121.7	121.8
International	76.0	68.2	11.4%	70.0	140.3	142.8
Asia Pacific & Japan	23.3	17.2	35.5%	17.5	38.6	38.8
Total	164.4	145.3	13.1%	147.4	300.6	303.4

North America, International and Asia Pacific & Japan regions have shown growth on a CCY basis in revenue of 8.7%, 11.4% and 35.5% respectively. Growth in these regions was derived across all routes to market, coming into the period with a strong deferred income roll out together with securing new business with large enterprise accounts directly and through the various alliances and channel partners.

We are pleased to note that the change to specializing and aligning the field sales and marketing resources to SUSE in the Asia Pacific & Japan has continued to result in sustained recurring profitable revenue growth.

We made changes to the sales leadership in North America in the June to September timeframe and are rebuilding the sales team there. This contributed to the lower than expected revenue growth in North America in the period.

Existing Micro Focus Product Portfolio revenue performance

Revenue for the existing Micro Focus products, net of the deferred revenue haircut, for the period at actual, constant currency exchange rates and reported comparatives are shown in the table below:

	Six months ended 31 October 2017 As reported	Six months ended 31 October 2016 CCY	(Decline)/ Growth	Six months ended 31 October 2016 As reported	Year ended 30 April 2017 CCY	Year ended 30 April 2017 As reported
	$m	$m	%	$m	$m	$m
CDMS
Licence	43.7	52.7	(17.1)%	52.4	108.0	106.0
Maintenance	77.7	76.0	2.2%	75.3	152.7	149.7
Consultancy	4.7	5.5	(14.5)%	5.5	9.7	9.5
	126.1	134.2	(6.0)%	133.2	270.4	265.2
Host Connectivity
Licence	15.1	39.2	(61.5)%	38.9	69.8	69.2
Maintenance	50.8	52.4	(3.1)%	52.6	104.6	104.4
Consultancy	0.6	0.8	(25.0)%	0.9	2.0	1.8
	66.5	92.4	(28.0)%	92.4	176.4	175.4
Identity, Access & Security
Licence	23.2	20.1	15.4%	19.8	49.7	48.6
Maintenance	68.0	69.7	(2.4)%	70.3	139.2	140.0
Consultancy	9.0	10.2	(11.8)%	10.2	18.6	18.4
	100.2	100.0	0.2%	100.3	207.5	207.0
Development & IT Operations Management Tools
Licence	27.4	24.7	10.9%	24.6	56.6	55.4
Maintenance	105.0	109.5	(4.1)%	109.4	217.4	215.9
Consultancy	7.3	7.5	(2.7)%	7.3	14.1	13.9
	139.7	141.7	(1.4)%	141.3	288.1	285.2
Collaboration & Networking
Licence	13.5	11.4	18.4%	11.2	29.9	29.2
Maintenance	52.6	55.6	(5.4)%	56.6	109.9	110.7
Consultancy	1.7	2.4	(29.2)%	2.3	4.8	4.6
	67.8	69.4	(2.3)%	70.1	144.6	144.5
Total Existing Micro Focus
Licence	122.9	148.1	(17.0)%	146.9	314.0	308.4
Maintenance	354.1	363.2	(2.5)%	364.2	723.8	720.7
Consultancy	23.3	26.4	(11.7)%	26.2	49.2	48.2
Total	500.3	537.7	(7.0)%	537.3	1,087.0	1,077.3

CDMS revenues were $126.1m; a decline of 6.0% on a CCY basis compared with the period to 31 October 2016. Maintenance revenues grew by 2.2% but this was more than offset by the decline in licence revenues, North America saw the largest decline in licence followed by APJ with growth in International slightly mitigating these declines. Licence revenues declined by 17.1% ($9.0m), Maintenance revenues grew by 2.2% ($1.7m) and Consulting revenues declined by 14.5% ($0.8m). CDMS revenues are typically cyclical to an extent and as such we continue to see this key area as delivering broadly stable revenues over the medium to long-term.

Host Connectivity revenues declined by 28.0% ($25.9m) in the period on a CCY basis. Licence revenues declined by 61.5% ($24.1m) with all regions impacted but particularly North America which was mostly as a result of the loss to a competitor of an entire sales team and management structure in the second half of FY2017 and the subsequent disruption to customer project engagement and flow. Maintenance revenues declined marginally by 3.1% ($1.6m) and there was a decline in Consulting revenues of 25.0% ($0.2m).

Identity, Access & Security revenues grew by 0.2% ($0.2m) in the period on a CCY basis. Licence revenues grew by 15.4% with this growth offset by anticipated declines in Maintenance and Consultancy revenues. We will continue to drive for growth in this area but expect that this will take time to be delivered.

Development & IT Operations Management Tools revenues in the period were $139.7m, a 1.4% decline on a CCY basis. $4.5m of the decline was in Maintenance revenues which declined by 4.1% in line with expectations. Licence revenues grew in the period by $2.7m or 10.9%. Consulting revenues declined by 2.7%.

Collaboration & Networking revenues which now include GWAVA were $67.8m, a decline of 2.3% ($1.6m) on a CCY basis. Licence revenue grew by 18.4% ($2.1m). Maintenance revenue declined by 5.4% ($3.0m) in the period compared with 13.4% in the prior year.

HPE Software Revenue by product portfolio

Revenue for the HPE Software Products, prior to the deferred revenue haircut, at actual exchange rates since the acquisition are shown in the table below:

Six months ended 31 October 2017
$m
IT Operation Management
Licence	95.6
Maintenance	84.4
Consultancy	31.8
SaaS	1.6
213.4
Application Delivery Management
Licence	40.3
Maintenance	99.6
Consultancy	7.2
SaaS	16.7
163.8
Enterprise Security Product
Licence	42.9
Maintenance	46.3
Consultancy	9.3
SaaS	6.0
104.5
Platform
Licence	18.7
Maintenance	10.9
Consultancy	2.9
SaaS	0.1
32.6
Information Management Business
Licence	14.9
Maintenance	30.0
Consultancy	4.6
SaaS	31.3
80.8
Subtotal HPE Software
Licence	212.4
Maintenance	271.2
Consultancy	55.8
SaaS	55.7
595.1
Deferred revenue haircut
Licence	(7.6)
Maintenance	(13.8)
Consultancy	(0.6)
SaaS	(3.3)
(25.3)
Total HPE Software
Licence	204.8
Maintenance	257.4
Consultancy	55.2
SaaS	52.4
569.8

The table above provides the breakdown of HPE Software revenue by product portfolio for the two months from completion to 31 October 2017. There are no comparatives available for the period.

On a go forward basis, the Micro Focus Product Portfolios will be organized into Security, IT Operations Management, Application Delivery Management, Information Management and Governance, and Application Modernization and Connectivity.

Group Operating costs
The operating costs (including exceptional costs of $98.5m) for the six months ended 31 October 2017 compared with six months to 31 October 2016 and the year ended 30 April 2017 are shown below:

	Six months ended 31 October 2017 As reported	Six months ended 31 October 2016 CCY*	(Decline)/ Growth	Six months ended 31 October 2016 As reported*	Year ended 30 April 2017 CCY	Year ended 30 April 2017 As reported
	$m	$m	%	$m	$m	$m
Costs of goods sold	273.9	123.8	121.2%	123.4	238.9	237.2
Selling and distribution	398.6	219.4	81.7%	218.5	471.9	467.1
Research and development	173.6	87.4	98.6%	86.4	183.2	180.1
Administrative expenses	168.4	93.3	80.5%	93.1	207.6	202.9
	1,014.5	523.9	93.6%	521.4	1,101.6	1,087.3

*Re-classification of costs for Consolidated Statement of Comprehensive Income Presentation
As part of the HPE Software transaction the Company’s shares and ADS were listed on the London Stock Exchange and New York Stock Exchange respectively. In the preparation of the Group’s April 2017 Annual Report and Accounts and as part of the regulatory filing process in the USA the Group reviewed its consolidated statement of comprehensive income presentation and decided to re-classify both amortization of product development costs and amortization of acquired technology intangibles from research and development expenses to cost of sales. This presentation complies with IFRS and, in the view of the Company’s Audit Committee, provides investors with a consolidated statement of comprehensive income presentation that is more comparable with other software companies listed on both markets.

On a reported basis, total operating costs increased by $493.1m to $1,014.5m (2016: $521.4m) for the six months ended 31 October 2017. On a CCY basis total operating costs for the period increased by $490.6m, or 93.6% to $1,014.5m in the six months ended 31 October 2017 (2016: CCY $523.9m). As described below in the individual cost categories, the increase is primarily in relation to the acquisition of HPE Software.

Cost of goods sold
Cost of sales increased by $150.5m, or 122.0% ($150.1m, or 121.2% on a CCY basis) to $273.9m in the six months ended 31 October 2017 as compared to $123.4m in the six months ended 31 October 2016.

On a reported basis, excluding HPE Software, costs of goods sold in the year decreased by $8.8m to $114.6m (2016: reported* $123.4m). There was a decrease in the amortization of purchased intangibles of $3.0m to $34.0m (2016: reported $37.0m). Cost of sales decreased primarily due to a reduction in staff related costs of $2.3m and a reduction in travel costs of $0.5m. Exceptional items are discussed later in this section.

On a CCY basis, excluding HPE Software, cost of goods sold for the year decreased by $9.2m to $114.6m (2017: CCY $123.8m) of which the exceptional costs were $3.1m (2016: CCY $1.3m). The costs in this category predominantly relate to our consulting and helpline support operations, amortization of product development costs and amortization of acquired technology intangibles. Excluding exceptional items, amortization of product development costs of $12.3m (2016: CCY $12.1m) and amortization of acquired technology intangibles of $34.0m (2016: CCY $37.0m) cost of goods sold decreased by $8.2m to $65.2m (2016: CCY $73.4m). The decrease is due primarily to a $2.7m reduction in staff related costs and a reduction in travel costs of $0.5m.

Selling and distribution costs
Selling and distribution costs increased by $180.1m, or 82.4% ($179.2m, or 81.7% on a CCY basis) to $398.6m in the six months ended 31 October 2017 as compared to $218.5m in the six months ended 31 October 2016.

On a reported basis, excluding HPE Software, selling and distribution costs in the year increased by $8.8m to $227.3m (2016: reported $218.5m). This increase in selling and distribution costs includes an increase in exceptional items of $6.6m to $8.6m (2016: reported $2.0m), and an increase in the amortization of purchased intangibles of $1.5m to $70.9m (2016: reported $69.4m). Exceptional items are discussed later in this section.

On a CCY basis, excluding HPE Software, selling and distribution costs increased by $7.9m to $227.3m (2016: CCY $219.4m). Excluding the amortization of purchased trade names and customer relationships intangible assets of $70.9m (2016: CCY $69.4m), selling and distribution costs were increased by $6.4m to $156.4m (2016: CCY $150.0m). Within these costs were exceptional costs of $8.6m (2016: CCY $2.0m), thus the underlying costs were $147.8m (2016: CCY $148.0m), a decrease of $0.2m (0.1%) on the prior year on a CCY basis.

Research and development expenses
Research and development expenses increased by $87.2m, or 100.9% ($86.2m, or 98.6% on a CCY basis) to $173.6m in the six months ended 31 October 2017 as compared to $86.4m in the six months ended 31 October 2016.

On a reported basis, excluding HPE Software, research and development expenses in the year increased by $16.9m to $103.3m (2016: reported $86.4m). This increase in research and development costs includes an increase in exceptional items of $5.2m to $7.4m (2016: reported $2.2m). The remaining increase relates to an increase in staff related costs of $14.2m. Exceptional items are discussed later in this section.

On a CCY basis, excluding HPE Software, research and development costs increased by $15.9m to $103.3m (2016: CCY $87.4m). Excluding exceptional costs of $7.4m (2016: CCY $2.2m), the resultant costs were $95.9m (2016: CCY $85.2m) an increase of $10.7m (12.6%). The increase is primarily down to increased staff related costs of $14.2m. Research and development costs, excluding HPE Software, are equivalent to approximately 15.5% of revenue (2016: CCY 12.8%).

At 31 October 2017 the net book value of capitalized product development costs on the consolidated statement of financial position was $54.1m (2016: $49.1m). The impact of net capitalization of internal product development costs was $4.5m (2016: net capitalization $2.9m).

Administrative expenses
Administrative expenses increased by $75.3m, or 80.9% ($75.1m, or 80.5% on a CCY basis) to $168.4m in the six months ended 31 October 2017 as compared to $93.1m in the six months ended 31 October 2016.

On a reported basis, excluding HPE Software, administrative expenses in the year increased by $18.5m to $111.6m (2016: reported $93.1m). Exceptional items included in administrative expenses increased $43.8m to $79.4m (2016: reported $35.6m), share-based payments increased by $2.8m to $18.3m (2016: reported $15.5m) and exchange gains increased by $1.9m to $9.0m (2016: reported $7.1m). Excluding acquisitions in the year, exceptional items, share-based payments and exchange gains, administrative expenses decreased by $5.5m to $43.5m (2016: reported $49.0m). The decrease relates primarily to a reduction in staff related costs of $13.5m. Exceptional items are discussed later in this section.

On a CCY basis, excluding HPE Software, administrative expenses increased by $18.3m to $111.6m (2016: CCY $93.3m). Excluding share based compensation of $18.3m (2016: CCY $15.5m), exceptional costs of $59.2m (2016: CCY $35.4m) and an exchange gain of $7.1m (2016: CCY gain of $9.0m), administrative expenses decreased by $10.1m (19.7%) to $41.2m (2016: CCY $51.3m). The decrease has arisen mostly from a reduction in staff related costs of $13.4m.

Share based compensation was $18.3m (2016: $15.5m).

Excluding HPE Software, amortization of intangibles for the year was $106.5m (2016: reported $106.3m).

Adjusted Operating Costs
Adjusted Operating Costs were $714.3m (2016: CCY $360.7m) an increase of $353.6m. The increase in Adjusted Operating Costs arose primarily from the acquisition of HPE Software ($356.6m), offset by a reduction of $3.0m in the existing Micro Focus business.

Total Operating costs were $1,014.5m (2016: CCY $523.9m) an increase of 93.6% ($490.6m).

Exceptional items
Exceptional items in the period were $104.3m (2016: reported $41.0m) including:

	Six months ended 31 October 2017	Six months ended 31 October 2016	Year ended 30 April 2017
	$m	$m	$m
Reported within Operating profit:
Integration costs	20.0	13.4	27.7
Acquisition costs	25.8	1.4	2.6
Pre-acquisition costs	43.0	19.7	58.0
Property costs	(0.1)	2.5	5.5
Severance and legal costs	9.8	4.0	3.5
	98.5	41.0	97.3
Reported within finance costs/income:
Finance costs incurred in escrow period	6.3	-	-
Finance income earned in escrow period	(0.5)	-	-

	104.3	41.0	97.3

On a reported basis exceptional items increased by $63.3m, or 154.4% to $104.3m in the period ended 31 October 2017 (2016: reported $41.0m).

The increase in exceptional items in the six months to 31 October 2017 was as a result of an increase in pre-acquisition costs of $23.3m relating to the acquisition of HPE Software, an increase in integration costs of $6.6m in bringing acquired businesses together with the existing Micro Focus business, an increase in severance and legal costs of $5.8m (primarily relating to staff reductions in HPE Software), an increase in acquisition costs of $24.4m, and a reduction of property provisions of $2.6m.

The pre-acquisition costs relate to the acquisition of HPE Software which was announced in September 2016 and completed on 1 September 2017. These costs related to accounting, legal and commercial due diligence work, legal work on the various agreements, professional advisors’ fees and pre-integration costs relating to activities in readiness for the HPE Software acquisition across all functions of the existing Micro Focus business.

Included within acquisition costs is $7.7m in respect of US excise tax payable on the award of Long Term Incentives and Additional Share Grants to four senior employees.

Finance costs incurred in escrow period of $6.3m relates to interest charges on additional term loan facilities drawn down in relation to the acquisition, between the date the facilities were drawn into escrow and the acquisition date of HPE Software.

Finance income earned in escrow period of $0.6m relates to interest income earned on additional term loan facilities drawn down in relation to the acquisition, between the date the facilities were drawn into escrow and the acquisition date of HPE Software.

Currency impact
During the six months to 31 October 2017, 62.3% of our revenues were contracted in US dollars, 20.2% in Euros, 4.5% in Sterling, 2.8% in CAD dollars and 10.2% in other currencies. In comparison, 50.5% of our costs are US dollar denominated, 16.8% in Euros, 9.7% in Sterling, 1.6% in CAD dollars and 21.4% in other currencies.

This weighting of revenue and costs means that if the US$: Euro or US$: CAD exchange rates move during the period, the revenue impact is greater than the cost impact, whilst if US$: Sterling rate moves during the period the cost impact exceeds the revenue impact. Consequently, actual US$ EBITDA can be impacted by significant movements in US$ to Euro, CAD and Sterling exchange rates.

The currency movement for the US dollar against Sterling, Euro and CAD was a strengthening of 2.9% and a weakening of 3.3% and 1.5% respectively when looking at the average exchange rates in the six months to 31 October 2017 compared to those in the six months to 31 October 2016.

In order to provide CCY comparatives, we have restated the results of the Group for the six months ended 31 October 2016 at the same average exchange rates as those used in reported results for the six months ended 31 October 2017. Consequently, CCY revenues reduce to $683.0m from $684.7 reported, a reduction of 0.2%, and CCY Adjusted EBITDA reduces to $316.1m from $320.3m reported, a reduction of 1.3%.

Intercompany loan arrangements within the Group are typically denominated in the local currency of the overseas affiliate. Consequently, any movement in the respective local currency and US$ will have an impact on the converted US$ value of the loans. This foreign exchange movement is taken to the consolidated statement of comprehensive income. The Group’s UK Corporation Tax liability is denominated in Sterling and any movement of the US$: Sterling rate will give rise to a foreign exchange gain or loss which is also taken to the consolidated statement of comprehensive income. The foreign exchange gain for the period is approximately $4.7m (2016: CCY gain of $9.1m).

Adjusted EBITDA
Adjusted EBITDA increased by $214.0m to $530.1m (2016: CCY $316.1m) with $226.9m of the increase coming from HPE Software. The remaining $12.9m decline in Adjusted EBITDA for the existing Micro Focus comprised a $4.4m increase from the SUSE Product Portfolio and a $17.3m decline from the Micro Focus Product Portfolio where operational efficiencies were put on hold pending the completion of the HPE Software transaction.

The table below summarises the Adjusted EBITDA and Adjusted EBITDA Margin for the Group.

	Six months ended 31 October 2017 As reported			Six months ended 31 October 2016 CCY		Six months ended 31 October 2016 As reported
	Existing Micro Focus	HPE Software	Micro Focus Total	Micro Focus Total	(Decline)/ Growth	Micro Focus Total
	$m	$m	$m	$m	%	$m
Revenue	664.7	569.8	1,234.5	683.0	80.7%	684.7

Adjusted EBITDA	303.2	226.9	530.1	316.1	67.7%	320.3

Adjusted EBITDA Margin	45.6%	39.8%	42.9%	46.3%	(7.3)%	46.8%

Both revenue and Adjusted EBITDA in the current period have been reduced by the fair value deferred revenue haircut of $27.1m (2016: $6.4m) that was applied as part of the acquisitions. Of this $25.3m related to the acquisition of HPE Software.

Operating profit and Adjusted Operating Profit

	Six months ended 31 October 2017 As reported			Six months ended 31 October 2016 CCY		Six months ended 31 October 2016 As reported
	Existing Micro Focus	HPE Software	Micro Focus Total	Micro Focus Total	(Decline)/ Growth	Micro Focus Total
	$m	$m	$m	$m	%	$m
Operating profit	105.8	114.2	220.0	159.2	38.2%	163.3

Adjusted Operating Profit	307.0	213.2	520.2	322.3	61.4%	326.3

Adjusted Operating Profit increased $193.9m, or 59.4% to $520.2m in the six months ended 31 October 2017 as compared to $326.3m in the six months ended 31 October 2016. On a constant currency basis, Adjusted Operating Profit increased $197.9m, or 61.4% to $520.2m in six months ended 31 October 2017 as compared to $322.3m in the six months ended 31 October 2016.

Micro Focus Product Portfolio - Adjusted Operating Profit and Adjusted EBITDA

The table below shows the Adjusted Operating Profit for the portfolio together with a comparison to 31 October 2016:

	Six months ended 31 October 2017 As reported			Six months ended 31 October 2016 CCY	Six months ended 31 October 2016 As reported
	Existing Micro Focus	HPE Software	Micro Focus Total	Micro Focus Total	Micro Focus Total
	$m	$m	$m	$m	$m
Segment revenue	500.3	569.8	1,070.1	537.7	537.3
Directly managed costs	(262.9)	(352.8)	(615.7)	(278.5)	(277.3)
Allocation of centrally managed costs to SUSE	19.8	(3.8)	16.0	12.7	12.7
Total Adjusted Operating Costs	(243.1)	(356.6)	(599.7)	(265.8)	(264.6)

Adjusted Operating Profit	257.2	213.2	470.4	271.9	272.7
Margin	51.4%	37.4%	44.0%	50.6%	50.8%

The Micro Focus Product Portfolio Adjusted Operating Profit was $470.4m in the six months ended 31 October 2017, delivering a margin of 44.0% which compares with the margin in the constant currency Adjusted Operating Profit for the six months ended 31 October 2016 of 50.6%. The decrease in margin arose mainly due to the effect of lower margins in the newly acquired HPE Software business.

The directly managed costs are those costs specifically managed by the Micro Focus Product Portfolio. All the Group central support costs are managed by the Micro Focus portfolio group and the allocation of these costs to SUSE is based on an appropriate methodology. SUSE directly manages all their own sales, consulting services and maintenance renewals activities.

The table below shows the reconciliation between Adjusted Operating Profit and Adjusted EBITDA for the Micro Focus Product Portfolio:

	Six months ended 31 October 2017 As reported	Six months ended 31 October 2016 CCY	Six months ended 31 October 2016 As reported
	$m	$m	$m
Adjusted Operating Profit	470.4	271.9	272.7
Depreciation of property, plant and equipment	15.0	4.8	4.7
Amortization of software intangibles	2.0	0.4	0.5
Foreign exchange credit	(7.2)	(7.8)	(8.0)
Net capitalization of development costs	(4.5)	(3.2)	(2.9)
Adjusted EBITDA	475.7	266.1	267.0

The Adjusted EBITDA improved by $209.6m in the period on a CCY basis primarily due to the acquisition of HPE Software contributing an increase of $226.9m offset by a reduction of existing Micro Focus of $17.3m.

SUSE Product Portfolio Adjusted Operating Profit and Adjusted EBITDA

The table below shows the Adjusted Operating Profit for the SUSE Product Portfolio and compares it against the CCY and as reported numbers for the six months to 31 October 2016:

	Six months ended 31 October 2017 As reported	Six months ended 31 October 2016 CCY	Six months ended 31 October 2016 As reported
	$m	$m	$m
Revenue	164.4	145.3	147.4
Directly managed costs	(98.6)	(82.2)	(81.2)
Allocation of centrally managed costs from Micro Focus	(16.0)	(12.7)	(12.7)
Total Adjusted Operating Costs	(114.6)	(94.9)	(93.9)

Adjusted Operating Profit	49.8	50.4	53.5
Margin	30.3%	34.7%	36.3%

The SUSE Product Portfolio Adjusted Operating Profit was $49.8m in the six months ended 31 October 2017 at a profit margin of 30.3%. Compared to the constant currency Adjusted Operating Profit for the six months ended 31 October 2016, this is a decrease of $0.6m (1.2%) and a profit margin decrease of 4.4%.

We have seen an increase in directly managed costs in the SUSE Product Portfolio that is consistent with the investment being made to deliver the SUSE growth charter.

The table below shows the reconciliation between Adjusted Operating Profit and Adjusted EBITDA for SUSE:

	Six months ended 31 October 2017 As reported	Six months ended 31 October 2016 CCY	Six months ended 31 October 2016 As reported
	$m	$m	$m
Adjusted Operating Profit	49.8	50.4	53.5
Depreciation of property, plant and equipment	1.3	0.9	1.0
Amortization of software intangibles	0.8	-	0.1
Foreign exchange (credit)/debit	2.5	(1.3)	(1.3)
Net capitalization of development costs	-	-	-
Adjusted EBITDA	54.4	50.0	53.3

The Adjusted EBITDA improved by $4.4m in the year on a CCY basis primarily due to impact of foreign exchange in the period.

Group share of results of associates

Share of results of associates increased by $0.7m, or 63.6%, to a loss of $0.4m in the six months ended 31 October 2017 as compared to a loss of $1.1m in the six months ended 31 October 2016.

Net finance costs
Net finance costs were $73.8m (2016: $49.0m) including;

●
loan interest and commitment fees of $59.5m (2016: $41.6m);
●
the amortization of $13.4m of prepaid facility arrangement, original issue discounts and facility fees incurred on the Group’s loan facilities (2016: $7.3m);
●
finance lease interest $1.2m (2016: $nil);
●
interest rate swaps, cash flow hedge, transfer from equity $0.5m (2016: $nil);
●
interest on pension liability $0.6m (2016: $0.3m); and
●
other interest costs of $0.3m (2016: $0.3m), offset by
●
$1.7m (2016: $0.5m) of interest received.

Net finance costs have increased by $24.8m primarily due to loan interest and commitment fees ($17.9m) and the amortization of prepaid facility arrangements, original issue discounts and facility fees ($6.1m) as a result of the increase in Group borrowings resulting from the acquisition of HPE Software.

Profit before tax
Profit before tax was $145.7m (2016: reported $113.2m).

Adjusted profit before tax
Adjusted profit before tax was $451.8m (2016: reported $276.2m):

Taxation

The tax charge for the period was $39.1m (2016: $22.6m) with the Group’s effective tax rate (“ETR”) being 26.8% (2016: 20.0%). The tax charge on adjusted profit before tax for the period was $132.7m (2016: $64.1m), which represents an effective tax rate on adjusted profit before tax (“Adjusted ETR”) of 29.4% (2016: 23.2%) as set out below:

	Six months ended 31 October 2017 (actual) (unaudited)			Six months ended 31 October 2016 (actual) (unaudited)			Year ended 30 April 2017 (actual) (audited)
	Actual	Adjusts	Adjusted Measures	Actual	Adjusts	Adjusted Measures	Actual	Adjusts	Adjusted Measures
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Profit before tax	145.7	306.1	451.8	113.2	163.0	276.2	196.3	344.7	541.0
Taxation	(39.1)	(93.6)	(132.7)	(22.6)	(41.5)	(64.1)	(38.5)	(85.5)	(124.0)
Profit after tax	106.6	212.5	319.1	90.6	121.5	212.1	157.8	259.2	417.0
Effective tax rate	26.8%		29.4%	20.0%		23.2%	19.6%		22.9%

In computing adjusted profit before tax, $306.1m of adjustments have been made in respect of which the associated tax is $93.6m. The Adjusted ETR for the six-month period ended 31 October 2017 of 29.4% is higher than 2016 (23.2%) due to the inclusion of HPE Software profits, which are subject to tax at a higher rate than existing Micro Focus profits, and restrictions on the deductibility of interest expenses under new UK tax rules.

The Group is forecasting an Adjusted ETR in the medium-term for the Enlarged Group, based on an initial estimate of the impact of recently enacted, complex US tax reforms (see further detail below), of 25%. The cash tax rate on “Cash Profits” (Adjusted EBITDA less exceptional items, capital expenditure and interest) is expected to be significantly lower than the Adjusted ETR in FY18 and FY19 (c.15% cash tax rate) due to the utilization of US tax attributes in the HPE Software Group and to be broadly aligned with the Adjusted ETR from FY20 onwards. These rates are significantly lower than previous medium-term guidance of 33% (Adjusted ETR) and 30% (cash tax rate).

The forecast Adjusted ETR is subject to various factors including:

●
Further assessment of, and the issue of guidance by the US authorities in relation to, the detail of the recently enacted US tax reforms;

●
Other changes in tax legislation in the main jurisdictions in which the Group operates;

●
The geographical mix of profits;

●
The risk of challenge from tax authorities to the allocation of profits across the Group in response to the OECD's Base Erosion and Profit Shifting project;

●
Investigations and proposals of the European Commission;

●
The tax consequences arising from the UK's exit from the European Union; and

●
The resolution of open issues with tax authorities.

The Group’s cash taxes paid in the period were $20.5m (2016: $18.2m), which represents a cash tax rate on “Cash Profits” of 6.6%. The low cash tax rate for the period is due to the utilization of favorable US tax attributes in the HPE Software group, the fact that no cash was repatriated from HPE Software foreign subsidiaries to the US in the period, and short-term benefits relating to the timing of instalment payments.

The forecast cash tax rate, when compared to the Adjusted ETR, is likely to fluctuate significantly year-on-year due to various factors, including the following:

●
As a general matter, temporary differences often result in substantial shifts of cash tax payments from one period to another;

●
In particular, the rate at which recognized deferred tax assets (brought forward tax losses and credits) are utilized is likely to vary significantly year-on-year;

●
The final tax liability for a particular territory and year can often vary significantly from the estimates on which instalment payments have been made, resulting in under and over payments; and

●
The timing of the settlement of open issues with tax authorities is uncertain and can lead to significant one-off increases in the cash tax rate.

Tax liabilities are recognized when it is considered probable that there will be a future outflow of funds to a taxing authority. Tax provisions are based on management’s interpretation of country specific tax law and are measured using the single best estimate of likely outcome approach. Management uses in-house tax experts, professional advisors and previous experience when assessing tax risks. Within current tax liabilities is $54.1m (2016: $29.6m) in respect of provisions for uncertain tax positions, the majority of which relates to the risk of challenge from tax authorities to the geographic allocation of profits across the Group. The Group does not anticipate that there will be any material reversal of these provisions in the next 12 months. Due to the uncertainty associated with such tax items, it is possible that at a future date, on conclusion of open tax matters, the final outcome may vary significantly.

As a consequence of the HPE Software transaction, the Group is subject to potentially significant restrictions relating to tax issues that could limit the Group’s ability to undertake certain corporate actions (such as the issuance of Micro Focus shares or Micro Focus ADSs or the undertaking of a merger or consolidation) that otherwise could be advantageous to the Group. The Group is obliged to indemnify HPE for tax liabilities relating to the separation of HPE Software from HPE if such liabilities are triggered by actions taken by the Group. The Group has robust procedures in place, including ongoing consultation with its tax advisors, to ensure no such triggering actions are taken.

On 22 December 2017, the US President signed the Tax Cuts and Jobs Act, which provides for significant and wide-ranging changes to the taxation of corporations. The reforms are complex, and it will take some time to assess the implications thoroughly, but broadly the implications are: a) a reduction in the Federal tax rate from 35% to 21%, with various measures to broaden the tax base including restrictions on interest deductibility and other anti-avoidance measures; and b) the introduction of an exemption for foreign dividends (currently such dividends are taxed at the US federal rate, with credit granted for foreign taxes suffered). In return for the latter benefit, a one-off transition tax (which can be spread over 8 years) is payable in respect of cumulative retained earnings of foreign subsidiaries at a rate of 15.5% for earnings represented by cash or cash equivalents and 8.0% for the balance of such earnings.

These US tax reforms will give rise to significant consequences, both immediately in terms of one-off impacts relating to the transition tax and the measurement of deferred tax assets and liabilities and going forward in terms of the Group’s Adjusted ETR and cash tax rate. An initial review and estimate has been undertaken, which will be updated over the coming weeks and months as the Group works through the detail of these complex changes with its advisors and guidance is issued by the US authorities. Based on the Group’s initial estimate, the transition tax and re-measurement of deferred tax balances are estimated to give rise to a one-off credit to the income statement in the period to 30 April 2018 of $600m to $700m.

Going forwards, in the medium-term, the reforms are estimated to reduce the Group’s Adjusted ETR to 25%. The cash tax rate (including transition tax payments) is expected to be significantly lower than the Adjusted ETR in FY18 and FY19 (c.15% cash tax rate) due to the utilization of US tax attributes in the HPE Software group and to be broadly aligned with the Adjusted ETR from FY20 onwards. Due to being spread over 8 years, transition tax payments, do not have a significant impact on the cash tax rate.

Profit after tax
Profit after tax increased by 17.7% to $106.6m (2016: $90.6m reported).

Liquidity and Capital Resources
Our principal ongoing uses of cash are to meet working capital requirements to fund debt obligations and to finance our capital expenditures and acquisitions.

Capital structure of the Group
As at 31 October 2017 the market capitalization of the Group was £11,510.0m (30 April 2017: £5,944.0m), equivalent to $14,965.6m (30 April 2017: $7,667.8m) at an exchange rate of $1.30 to £1 (30 April 2017: $1.29 to £1). The net debt of the Group was $4,151.7m (30 April 2017: $1,410.6m), all denominated in US$, resulting in an Enterprise Value of $19,117.3m (30 April 2017: $9,078.4m). The board believes that this capital structure is appropriate for the Group’s requirements.

Cash flow and net debt
The Group’s cash generated from operations was $267.2m (2016: $201.9m). This represented a cash conversion ratio when compared to Adjusted EBITDA less exceptional items of 61.9% (2016: 72.3%).

	Six months ended 31 October 2017 $m	Six months ended 31 October 2016* $m
Cash generated from operations	267.2	201.9

Adjusted EBITDA	530.1	320.3
Less: Exceptional items	(98.5)	(41.0)
	431.6	279.3
Cash conversion ratio	61.9%	72.3%

*Adjusted EBITDA has been redefined in the period (see Non-IFRS measures section). The comparatives have been restated accordingly.

Cash generated from operations increased by $65.3m in the six months ended 31 October 2017 despite a significant increase of $142.2m ($253.0m versus $110.8m) in the net working capital outflow in the cash flow due to the timing of the Transaction. We have standardized the calculation of Days Sales Outstanding (“DSO”) on the Micro Focus methodology. HPE Software experienced an increase in DSO arising from the separation into new entities setting up new vendor arrangement with customers and through the transfer of former inter-company relationships into standard commercial arrangements. As a result, at 31 October 2017 HPE Software had 75 DSO compared with 46 DSO for existing Micro Focus. The increased DSO also indicates increased aging of accounts receivable balances and this results, under the Micro Focus accounting policies, in a higher level of bad debt provision for HPE Software.

As at 31 October 2017 the net debt of the Group was $4,151.7m (30 April 2017: $1,410.6m) comprising gross borrowings of $5,047.7m (30 April 2017: $1,595.2m), plus finance lease obligations of $32.9m (30 April 2017: $nil), less cash balances of $730.4m (30 April 2017: $151.0m) and pre-paid loan arrangements fees of $198.5m (30 April 2017: $33.6m).

The most significant cash flows during the period were;

●
The Return of Value to shareholders of $500.0m;

●
The net drawdown of bank borrowings of $828.8m, primarily related to the HPE Software acquisition;

●
Net working capital outflow of $253m;

●
The payment of the final dividend for the year ended 30 April 2017 of $133.9m;

●
Interest paid of $82.3m;

●
Bank loan costs payments of $90.3m;

●
Corporate tax payments of $20.5m;

●
Payments for intangible assets of $35.6m and

●
Payments for tangible assets of $9.8m, offset by

●
Cash acquired with the acquisition of HPE Software of $320.7m.

Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements, aside from those outlined in the contractual cash obligations paragraph below, that have, or are reasonably likely to have, a current or future material effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Commitments
The Company announced on 21 April 2017 the successful syndication of the new credit facilities (the “New Facilities”) on behalf of both MA FinanceCo, LLC, a wholly owned subsidiary of Micro Focus, and Seattle SpinCo. Inc, the subsidiary that holds HPE Software which merged with a wholly owned subsidiary of Micro Focus at Completion.

The New Facilities comprise a $500.0m Revolving Credit Facility at LIBOR plus 3.50% (subject to a LIBOR floor of 0.00%) placed with a number of financial institutions, $2,600m term loan B issued by Seattle SpinCo, Inc, $385m term loan B issued by MA FinanceCo LLC, and Euro 470.0m (valued at $547.5m as at 31 October 2017) issued by MA FinanceCo LLC.

New Facilities dawn as at 30 April 2017:

●
In relation to the existing senior secured term loans issued by MA FinanceCo, LLC the lenders in the Term Loan C of $412.5m due November 2019 were offered a cashless roll of their investment into the existing Term Loan B, becoming Term Loan B-2, due November 2021 and this loan was re-priced to LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) and as a result of the cashless rollover increased in size from $1,102.7m to $1,515.2m, effective from 28 April 2017.

During the current period to 31 October 2017 the following New Facilities were drawn down:

HPE Software Facilities:
●
The new $2,600.0m senior secured seven-year term loan B issued by Seattle SpinCo. Inc. is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;

Micro Focus Facilities:
●
The new $385.0m senior secured seven-year term loan B issued by MA FinanceCo LLC is also priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and

●
The new Euro 470.0m (equivalent to $547.5m as at 31 October 2017) senior secured seven-year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 3.00% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

As part of the HPE Software transaction, the New Facilities were used to:

i.
Fund the pre-Completion cash payment by Seattle SpinCo. Inc. to HPE of $2,500.0m (subject to certain adjustments in limited circumstances);

ii.
Fund the Return of Value to Micro Focus' existing Shareholders of $500.0m; and

iii.
Pay transaction costs relating to the acquisition of HPE Software.

The balance will be used for general corporate and working capital purposes.

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end.

At 31 October 2017, $nil of the Revolving Facility was drawn together with $5,047.7m Term Loan B-2 giving gross debt of $5,047.7m drawn.

As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of Revolving Facility was drawn at 31 October 2017, no covenant test is applicable.

Interest rate swaps

The Group entered into interest rate swaps in the six months to 31 October 2017, to hedge against the cash flow risk in the LIBOR rate charged on $2,250.0m of the debt issued by Seattle Spinco, Inc from 19 October 2017 to 30 September 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.94% and receive 1 month USD LIBOR.

Contractual cash obligations
The following table reflects a summary of obligations and commitments outstanding as of 31 October 2017:

	Payment due by period
	Less than 1 year	1-3 years	3-5 Years	After 5 years	Total
	$m	$m	$m	$m	$m
Contractual cash obligations:
Long-term debt	37.9	101.0	1,544.2	3,364.7	5,047.8
Finance leases	14.3	16.8	1.4	-	32.5
Operating leases	80.6	130.0	101.1	39.5	351.2
Interest payments	194.4	383.7	323.5	213.1	1,114.7
Total	327.2	631.5	1,970.2	3,617.3	6,546.2

The interest payments within the above table are presented based on the prevailing one-month LIBOR and foreign exchange rates as of 31 October 2017.

Dividend
The board had adopted a dividend policy such that it is two times covered by the adjusted earnings of the Group. In light of the move to an 18 months accounting period there will be two interim dividends and a final dividend in line with this policy. The directors are declaring an interim dividend of 34.60 cents per share (31 October 2016: interim dividend 29.73 cents per share), which represents a payout ratio of approximately 33.3% of the Adjusted Profit after tax for the six-month period of $451.8m and a 16.4% increase on the 31 October 2016 interim dividend. The board anticipates that the weighting of the next interim dividend and the final dividend will be in line with our usual phasing of approximately 1:2, based on the 12-month period ending 31 October 2018.

The dividend will be paid in Sterling equivalent to 25.63 pence per share, based on an exchange rate of £1 = $1.35 being the rate applicable on 5 January 2018, the date on which the board resolved to propose the dividend. The dividend will be paid on 9 February 2018 to shareholders on the register at 19 January 2018.

Group risk factors
As with all businesses, the Group is affected by certain risks, not wholly within our control, which could have a material impact on the Group’s long-term performance and cause actual results to differ materially from forecast and historic results.

The principal risks and uncertainties facing the Group have not changed from those set out in the Annual Report and Accounts 2017:

●
Products;
●
Go to Market models;
●
Competition;
●
Employees;
●
Business strategy and change management;
●
IT systems and information;
●
Legal and regulatory compliance;
●
Intellectual property;
●
Treasury;
●
Tax; and
●
Macro-economic environment (including Brexit).

As outlined in the Annual Report and Accounts 2017, following the completion of the HPE Software transaction, the potential post completion risks and uncertainties outlined in the Annual Report related to the transaction are now included in our principal risk management processes.

Mike Phillips
Chief Financial Officer
7 January 2018

Going concern
The directors, having made enquiries, consider that the Group has adequate resources to continue in operational existence for the foreseeable future and therefore it is appropriate to maintain the going concern basis in preparing the condensed consolidated interim financial statements.

Related party transactions
The Group has taken advantage of the exemption available under IAS 24, “Related Party Disclosures”, not to disclose details of transactions with its subsidiary undertakings.

Directors’ responsibilities
The directors confirm that, to the best of their knowledge:

●
the condensed set of financial statements has been prepared in accordance with IAS 34 “Interim Financial Reporting”;

●
the interim management report includes a fair review of the information required by:

a)
DTR 4.2.7R of the Disclosure Guidance and Transparency Rules , being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b)
DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

The current executive directors of the Company are Kevin Loosemore, Chris Hsu, Nils Brauckmann, and Mike Phillips.

The current non-executive directors of the Company, all of whom are independent are Karen Slatford, Richard Atkins, Amanda Brown, Darren Roos, Silke Scheiber and Lawton Fitt.

Biographies for each director are included on the Company’s website: www.microfocus.com.

By order of the board,

Chris Hsu	Mike Phillips
Chief Executive Officer	Chief Financial Officer
7 January 2018

Non-IFRS measures

The Group uses certain measures to assess the financial performance of its business. Certain of these measures are termed “non-IFRS measures” because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS.

The Group uses such measures to measure operating performance and liquidity in presentations to the Board and as a basis for strategic planning and forecasting, as well as monitoring certain aspects of its operating cash flow and liquidity. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

The non-IFRS measures may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group’s operating results as reported under IFRS.

An explanation of the relevance of each of the non-IFRS measures, a reconciliation of the non-IFRS measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations is set out below. The Group does not regard these non-IFRS measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS.

Impact of Deferred Revenue Haircut
The following table shows the impact of the acquisition accounting adjustment of deferred revenue haircut on reported revenues.

	6 months ended 31 October 2017 (unaudited)					6 months ended 31 October 2016 (unaudited)
	Existing Micro Focus	HPE Software	Total Micro Focus	SUSE	Total	Total Micro Focus	SUSE	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Reported Revenue	500,338	569,742	1,070,080	164,440	1,234,520	537,311	147,432	684,743
Unwinding of fair value adjustment to acquired deferred revenue	948	25,329	26,277	823	27,100	4,518	1,886	6,404
Reported Revenue excluding deferred revenue haircut	501,286	595,071	1,096,357	165,263	1,261,620	541,829	149,318	691,147

EBITDA and Adjusted EBITDA
EBITDA is defined as net earnings before finance costs, finance income, share of results of associates, taxation, depreciation of property, plant and equipment, and amortization of intangible assets. The Group presents EBITDA because it is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense).

During the period the Group has redefined its Adjusted EBITDA definition and this is now the only Adjusted EBITDA measure presented in the Group results. The new “Adjusted EBITDA” definition was previously reported as “Underlying Adjusted EBITDA”.

Adjusted EBITDA is comprised of EBITDA (as defined above), adjusted for exceptional items (integration costs, acquisition costs, pre-acquisition costs, property costs, severance costs, royalty provision release, impairment of intangible assets, and impairment of prepayments), share based compensation, amortization and impairment of development costs, foreign exchange gains/losses and net capitalization/amortization of development costs.

These items are excluded from Adjusted EBITDA because they are individually or collectively material items that are not considered to be representative of the trading performance of the Group. Management believes that Adjusted EBITDA should, therefore be made available to securities analysts, investors and other interested parties to assist in their assessment of the trading performance of our business. Adjusted EBITDA is the primary measure used internally to measure performance and to incentivize and reward employees.

Adjusted EBITDA Margin refers to each measure defined above as a percentage of actual revenue recorded in accordance with IFRS for the period.

EBITDA and Adjusted EBITDA have limitations as analytical tools. Some of these limitations are:

●
they do not reflect the Group’s cash expenditures or future requirements for capital expenditure or contractual commitments;

●
they do not reflect changes in, or cash requirements for, the Group’s working capital needs;

●
they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on the Group’s debt;

●
they are not adjusted for all non-cash income or expense items that are reflected in the Group’s statements of cash flows;

●
the further adjustments made in calculating Adjusted EBITDA are those that management consider are not representative of the underlying operations of the Group and therefore are subjective in nature; and

●
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements.

The following table is a reconciliation from profit for the period to EBITDA and Adjusted EBITDA:

	Six months ended 31 October 2017 (unaudited)	Six months ended 31 October 2016 (unaudited)
	$’000	$’000
Profit for the period	106,605	90,617
Finance costs	75,487	49,455
Finance income	(1,699)	(502)
Taxation	39,129	22,589
Share of results of associates	438	1,127
Depreciation of property, plant and equipment	16,289	5,712
Amortization of intangible assets	198,606	119,085
EBITDA	434,855	288,083
Exceptional items (reported in Operating profit)	98,480	41,048
Share-based compensation charge	18,302	15,521
Amortization of and impairment of product development costs	(12,375)	(12,117)
Foreign exchange gain	(4,699)	(9,270)
Net capitalization of product development costs	(4,503)	(2,931)
Adjusted EBITDA	530,060	320,334

Revenue	1,234,520	684,743
Adjusted EBITDA Margin	42.9%	46.8%

Exceptional items are those significant items which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. These items are collectively totaled and identified as “exceptional items” (note 7).

Adjusted Operating Profit
Adjusted Operating Profit is defined as operating profit before share-based compensation, the amortization of purchased intangible assets, and exceptional items. Adjusted Operating Profit is also the measure used by the Executive Committee to assess the trading performance of our business and is therefore the measure of segment profit that the Group presents under IFRS. Adjusted Operating Profit is also presented on a consolidated basis because management believes it is important to consider our profitability on a basis consistent with that of our operating segments. When presented on a consolidated basis, Adjusted Operating Profit is a non-IFRS measure.

The following table is a reconciliation from operating profit for the period excluding exceptional items to Adjusted Operating Profit:

	Six months ended 31 October 2017 (unaudited)	Six months ended 31 October 2016 (unaudited)
	$’000	$’000
Operating profit	219,960	163,286
Exceptional items (reported in Operating profit)	98,480	41,048
Share-based compensation charge	18,302	15,521
Amortization of purchased intangible assets	183,478	106,394
Adjusted Operating Profit	520,220	326,249

Exceptional items are those significant items which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. These items are collectively totaled and identified as “exceptional items”.

Adjusted Operating Costs
Adjusted Operating costs is defined as operating costs before share-based compensation, the amortization of purchased intangible assets, and exceptional items. As described above Adjusted Operating Profit is also the measure used by the Executive Committee to assess the trading performance of our business and Adjusted Operating Cost is therefore the measure of segment costs that the Group presents under IFRS. Adjusted Operating Costs is also presented on a consolidated basis because management believes it is important to consider our costs on a basis consistent with that of our operating segments. When presented on a consolidated basis, Adjusted Operating Costs is a non-IFRS measure. The following table is a reconciliation from Cost of sales, Selling and distribution, Research and development, and Administrative expenses to Adjusted Operating Costs.

	Six months ended 31 October 2017 (unaudited)	Six months ended 31 October 2016 (unaudited)
	$’000	$’000
Cost of sales	273,893	123,440
Selling and distribution costs	398,638	218,528
Research and development expenses	173,639	86,390
Administrative expenses	168,390	93,099
Total Operating Costs	1,014,560	521,457
Less:
Exceptional items (reported in Operating profit)	(98,480)	(41,048)
Share-based compensation charge	(18,302)	(15,521)
Amortization of purchased intangibles	(183,478)	(106,394)
Adjusted Operating Costs	714,300	358,494

Exceptional items are those significant items which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance. These items are collectively totaled and identified as “exceptional items”.

Adjusted Profit before tax
Adjusted Profit before tax is defined as profit before tax excluding the effects of share-based compensation, the amortization of purchased intangible assets, and all exceptional items. Adjusted Profit before tax is only presented on a consolidated basis because management believes it is important to the understanding of the Group’s effective tax rate. When presented on a consolidated basis, Adjusted Profit before tax is a non-IFRS measure.

The following table is a reconciliation from profit before tax for the year to Adjusted Profit before Tax:

	Six months ended 31 October 2017 (unaudited)	Six months ended 31 October 2016 (unaudited)
	$’000	$’000
Profit before tax	145,734	113,206
Share-based compensation charge	18,302	15,521
Amortization of purchased intangibles	183,478	106,394
Exceptional items	104,253	41,048
Adjusted Profit before tax	451,767	276,169

Adjusted Earnings per Share and Adjusted Diluted Earnings per Share
The Adjusted Earnings per Share (“EPS”) is defined as Basic EPS where the earnings attributable to ordinary shareholders are adjusted by adding back all exceptional items, share-based compensation charge and the amortization of purchased intangibles. These are presented as management believe they are important to understanding the change in the Group’s EPS.

	Six months ended 31 October 2017 (unaudited)				Six months ended 31 October 2016 (unaudited)
	Total earnings	Weighted average number of shares	Per share amount	Per share amount	Total earnings	Weighted average number of shares	Per share amount	Per share amount
	$’000	‘000	cents	pence	$’000	‘000	cents	pence
Basic EPS
Profit after tax	106,605				90,617
Non-controlling interests	(304)				21
Earnings attributable to ordinary shareholders	106,301	296,698	35.83	27.50	90,638	229,067	39.57	29.49

Effect of dilutive securities
Options		10,207				8,689

Diluted EPS
Earnings attributable to ordinary shareholders	106,301	306,905	34.64	26.58	90,638	237,756	38.12	28.41

Adjusted EPS

Basic EPS	106,301	296,698	35.83	27.50	90,638	229,067	39.57	29,49

Adjusted items:
Exceptional items	104,253				41,048
Share-based compensation charge	18,302				15,521
Amortization of purchased intangibles	183,478				106,394
Adjusted items	306,033				162,963
Tax relating to above items	(93,554)				(41,513)
Adjusted Basic EPS	318,780	296,698	107.44	82.46	212,088	229,067	92.59	69.00

Diluted EPS	106,301	306,905	34.64	26.58	90,638	237,756	38.12	28.41

Adjusted items	306,033				162,963
Tax relating to above items	(93,554)				(41,513)
Adjusted Diluted EPS	318,780	306,905	103.87	79.72	212,088	237,756	89.20	66.48

Net Debt and Adjusted Net Debt
Net debt is defined as cash and cash equivalents less net borrowings and finance lease obligations. Adjusted Net Debt takes into account the provisional amounts due to and due from HPE in respect of the closing balance sheet and net working capital position. These are presented as management believe they are important to understanding the change in the Group’s debt position.

	31 October 2017	31 October 2016	30 April 2017
	$’000	$’000	$’000
Borrowings	(4,849,216)	(1,735,529)	(1,561,536)
Cash and cash equivalents	730,372	122,970	150,983
Finance lease obligations	(32,894)	-	-
Net debt	(4,151,738)	(1,612,559)	(1,410,553)
Net cash and net working capital adjustment	(289,000)	-	-
Amounts due from HPE	103,231	-	-
Amounts due to HPE	(72,168)	-	-
Adjusted Net Debt	(4,409,675)	(1,612,559)	(1,410,553)

Free Cash Flow
Free cash flow is defined as cash generated from operations less interest payments and loan costs, tax, purchase of intangible assets and purchase of property, plant and equipment. This is presented as management believe it is important to understanding the Group’s cash flow.

	31 October 2017	31 October 2016	30 April 2017
	$’000	$’000	$’000
Cash generated from operations	267,153	201,910	564,792
Less:
Interest payments	(82,341)	(42,879)	(81,115)
Bank loan costs	(90,319)	(5,864)	(6,654)
Tax payments	(20,472)	(18,183)	(24,644)
Purchase of intangible assets	(35,650)	(17,571)	(31,438)
Purchase of property, plant and equipment	(9,845)	(6,454)	(11,727)
Free cash flow	28,526	110,959	409,214

Constant Currency
The Group’s reporting currency is the U.S. dollar, however, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralize foreign exchange impact and to better illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into US dollars at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based constant currency models to measure performance. These are calculated by restating the results of the Group for the six months ended 31 October 2016 at the same average exchange rates as those used in reported results for the six months ended 31 October 2017. This gives a US-dollar denominated income statement which excludes any variances attributable to foreign exchange rate movements.

The most important foreign currencies for the Group are: Pounds Sterling, the Euro and Japanese Yen. The exchange rates used are as follows:

	6 months ended 31 October 2017		6 months ended 31 October 2016		Year ended 30 April 2017
	Average	Closing	Average	Closing	Average	Closing
£1 = $	1.30	1.33	1.35	1.22	1.29	1.29
€1 = $	1.14	1.16	1.12	1.10	1.09	1.09
100 Yen = $	0.90	0.88	0.96	0.95	0.93	0.90

Pro-forma Revenue and Pro-forma Adjusted EBITDA

Pro-forma Revenue is defined as the revenue for the existing Micro Focus Group and the HPE Software acquisition for the 12 months to 31 October 2017. Pro-forma Adjusted EBITDA is defined as Adjusted EBITDA (as defined above) for the 12 months to 31 October 2017. The HPE Software pro-forma revenue and Adjusted EBITDA are under US GAAP and HPE legacy accounting policies, adjusted for divestitures, as derived from HPE Software management accounts. The Group has provided pro-forma revenue and pro-forma Adjusted EBITDA as it provides guidance on the size of the Enlarged Group going forwards.

Pro-forma Revenue

Pro-forma Revenue
$’m
Existing Micro Focus:
Reported revenue for the 12 months ended 30 April 2017	1,380.7
Reported revenue for the 6 months ended 31 October 2016	(684.7)
Revenue for the 6 months ended 30 April 2017	696.0
Reported revenue for the 6 months ended 31 October 2017	664.7
Pro-forma revenue 12 months ended 31 October 2017	1,360.7

HPE Software – 12 months to 31 October 2017	2,866.0

Pro-forma Revenue for the 12 months to October 2017	4,226.7

Pro-forma Adjusted EBITDA

Pro-forma Adjusted EBITDA
$’m
Existing Micro Focus:
Adjusted EBITDA for the 12 months ended 30 April 2017	640.9
Adjusted EBITDA for the 6 months ended 31 October 2016	(320.3)
Adjusted EBITDA for the 6 months ended 30 April 2017	320.6
Adjusted EBITDA for the 6 months ended 31 October 2017	303.2
Pro-forma Adjusted EBITDA 12 months ended 31 October 2017	623.8

HPE Software – 12 months to 31 October 2017	777.3

Pro-forma Adjusted EBITDA for the 12 months to 31 October 2017	1,401.1

Adjusted EBITDA Margin	33.1%

Adjusted Net Debt	4,409.7
Pro-forma Adjusted EBITDA multiple	3.1 times

Micro Focus International plc
Consolidated statement of comprehensive income (unaudited)
For the six months ended 31 October 2017

		Six months ended 31 October 2017 (unaudited)			Six months ended 31 October 2016* (unaudited)			Year ended 30 April 2017 (audited)
	Note	Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total	Total
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	5,6	1,234,520	-	1,234,520	684,743	-	684,743	1,380,702
Cost of sales comprising:
Cost of sales (excluding amortization of product development costs and acquired technology intangibles)		(195,291)	(3,126)	(198,417)	(73,031)	(1,265)	(74,296)	(145,673)
- Amortization of product development costs	14	(12,375)	-	(12,375)	(12,117)	-	(12,117)	(22,398)
- Amortization of acquired technology intangibles	14	(63,101)	-	(63,101)	(37,027)	-	(37,027)	(69,098)
Cost of sales		(270,767)	(3,126)	(273,893)	(122,175)	(1,265)	(123,440)	(237,169)

Gross profit		963,753	(3,126)	960,627	562,568	(1,265)	561,303	1,143,533

Selling and distribution costs		(390,085)	(8,553)	(398,638)	(216,526)	(2,002)	(218,528)	(467,084)

Research and development expenses comprising:
- Expenditure incurred in the period		(183,115)	(7,402)	(190,517)	(99,263)	(2,175)	(101,438)	(207,768)
- Capitalization of product development costs	14	16,878	-	16,878	15,048	-	15,048	27,664
Research and development expenses		(166,237)	(7,402)	(173,639)	(84,215)	(2,175)	(86,390)	(180,104)

Administrative expenses		(88,991)	(79,399)	(168,390)	(57,493)	(35,606)	(93,099)	(202,902)
Operating profit		318,440	(98,480)	219,960	204,334	(41,048)	163,286	293,443

Share of results of associates	16	(438)	-	(438)	(1,127)	-	(1,127)	(1,254)

Finance costs	11	(69,161)	(6,326)	(75,487)	(49,455)	-	(49,455)	(96,824)
Finance income	11	1,146	553	1,699	502	-	502	979
Net finance costs	11	(68,015)	(5,773)	(73,788)	(48,953)	-	(48,953)	(95,845)

Profit before tax		249,987	(104,253)	145,734	154,254	(41,048)	113,206	196,344
Taxation	12	(64,659)	25,530	(39,129)	(28,140)	5,551	(22,589)	(38,541)
Profit for the period		185,328	(78,723)	106,605	126,114	(35,497)	90,617	157,803

Attributable to:
Equity shareholders of the parent		185,024	(78,723)	106,301	126,135	(35,497)	90,638	157,906
Non-controlling interests		304	-	304	(21)	-	(21)	(103)
Profit for the period		185,328	(78,723)	106,605	126,114	(35,497)	90,617	157,803

*In the year ended 30 April 2017, the Company reviewed its consolidated statement of comprehensive income presentation and decided to re-classify both amortization of product development costs and amortization of acquired technology intangibles from research and development expenses to cost of sales. The six months ended 31 October 2016 comparative includes this reclassification (see accounting policies note 2).

Micro Focus International plc
Consolidated statement of comprehensive income (unaudited)
For the six months ended 31 October 2017

		Six months ended 31 October 2017 (unaudited)			Six months ended 31 October 2016* (unaudited)			Year ended 30 April 2017 (audited)
	Note	Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total	Total
		$’000	$’000	$’000	$’000	$’000	$’000	$’000
Profit for the period		185,328	(78,723)	106,605	126,114	(35,497)	90,617	157,803
Other comprehensive income:
Items that will not be reclassified to profit or loss
Actuarial gain/(loss) on pension schemes liabilities	22	6,859	-	6,859	(3,521)	-	(3,521)	402
Actuarial (loss)/gain on non-plan pension assets	22	(350)	-	(350)	2,482	-	2,482	130
Deferred tax movement		(655)	-	(655)	326	-	326	(325)
Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements	24	1,763	-	1,763	-	-	-	-
Currency translation differences		2,742	-	2,742	(5,708)	-	(5,708)	(5,953)
Other comprehensive income/(expense) for the period		10,359	-	10,359	(6,421)	-	(6,421)	(5,746)
Total comprehensive income for the period		195,687	(78,723)	116,964	119,693	(35,497)	84,196	152,057
Attributable to:
Equity shareholders of the parent		195,383	(78,723)	116,660	119,714	(35,497)	84,217	152,160
Non-controlling interests		304	-	304	(21)	-	(21)	(103)
Total comprehensive income for the period		195,687	(78,723)	116,964	119,693	(35,497)	84,196	152,057

Earnings per share expressed in cents per share				cents			cents	cents
- basic	10			35.83			39.57	68.88
- diluted	10			34.64			38.12	66.51
Earnings per share expressed in pence per share				pence			pence	pence
- basic	10			27.50			29.49	53.25
- diluted	10			26.58			28.41	51.42

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

Micro Focus International plc
Consolidated statement of financial position (unaudited)

	Note	31 October 2017 (unaudited) $’000	31 October 2016 (unaudited) $’000	30 April 2017 (audited) $’000
Non-current assets
Goodwill	13	7,934,076	2,827,825	2,828,604
Other intangible assets	14	7,199,606	1,186,184	1,089,370
Property, plant and equipment	15	200,326	40,537	40,956
Investments in associates	16	11,019	11,584	11,457
Derivative asset	20	1,307	-	-
Long term pension assets	22	23,650	24,120	22,031
Other non-current assets		45,348	3,230	3,093
Deferred tax assets		209,992	208,230	208,253
		15,625,324	4,301,710	4,203,764
Current assets
Inventories		465	63	64
Trade and other receivables	17	1,251,582	277,958	289,509
Current tax receivables		-	3,432	1,637
Cash and cash equivalents		730,372	122,970	150,983
Assets classified as held for sale		-	888	-
		1,982,419	405,311	442,193
Total assets		17,607,743	4,707,021	4,645,957

Current liabilities
Trade and other payables	18	934,749	151,163	170,042
Borrowings	19	17,727	294,192	71,184
Finance leases		14,481	-	-
Provisions	21	55,678	15,420	20,142
Current tax liabilities		102,709	29,583	42,679
Deferred income		1,312,635	582,412	640,650
		2,437,979	1,072,770	944,697
Non-current liabilities
Deferred income		335,463	204,342	223,786
Borrowings	19	4,831,489	1,441,337	1,490,352
Finance leases		18,413	-	-
Retirement benefit obligations	22	97,647	34,599	30,773
Long-term provisions	21	26,666	11,729	11,937
Other non-current liabilities		67,586	11,021	4,191
Deferred tax liabilities		2,166,639	349,464	326,731
		7,543,903	2,052,492	2,087,770
Total liabilities		9,981,882	3,125,262	3,032,467
Net assets		7,625,861	1,581,759	1,613,490
Capital and reserves
Share capital	23	65,590	39,650	39,700
Share premium account		36,422	190,727	192,145
Merger reserve	24	5,780,184	988,104	338,104
Capital redemption reserve	24	666,289	163,363	163,363
Hedging reserve		1,089	-	-
Retained earnings		1,095,246	221,593	902,183
Foreign currency translation deficit		(20,217)	(22,714)	(22,959)
Total equity attributable to owners of the parent		7,624,603	1,580,723	1,612,536
Non-controlling interests	25	1,258	1,036	954
Total equity		7,625,861	1,581,759	1,613,490

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Micro Focus International plc
Consolidated statement of changes in equity (unaudited)

		Share capital	Share premium account	Retained earnings/ (deficit)	Foreign currency translation reserve/ (deficit)	Capital redemption reserves	Hedging reserve	Merger reserve	Equity / (deficit) attributable to the parent	Non-controlling interests	Total equity / (deficit)
	Note	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance as at 1 May 2016		39,573	190,293	228,344	(17,006)	163,363	-	988,104	1,592,671	1,057	1,593,728
Currency translation differences		-	-	-	(5,708)	-	-	-	(5,708)	-	(5,708)
Profit for the period		-	-	90,638	-	-	-	-	90,638	(21)	90,617
Re-measurement on defined benefit pension schemes	22	-	-	(3,521)	-	-	-	-	(3,521)	-	(3,521)
Re-measurement on long-term pension assets	22	-	-	2,482	-	-	-	-	2,482	-	2,482
Deferred tax movement pensions		-	-	326	-	-	-	-	326	-	326
Total comprehensive income		-	-	89,925	(5,708)	-	-	-	84,217	(21)	84,196
Transactions with owners:
Dividends	9	-	-	(111,023)	-	-	-	-	(111,023)	-	(111,023)
Movement in relation to share options		77	434	11,266	-	-	-	-	11,777	-	11,777
Deferred tax on share options		-	-	3,081	-	-	-	-	3,081	-	3,081
Balance as at 31 October 2016		39,650	190,727	221,593	(22,714)	163,363	-	988,104	1,580,723	1,036	1,581,759

Balance at 1 May 2017		39,700	192,145	902,183	(22,959)	163,363	-	338,104	1,612,536	954	1,613,490
Currency translation differences		-	-	-	2,742	-	-	-	2,742	-	2,742
Profit for the period		-	-	106,301	-	-	-	-	106,301	304	106,605
Re-measurement on defined benefit pension schemes	22	-	-	6,859	-	-	-	-	6,859	-	6,859
Re-measurement on long-term pension assets	22	-	-	(350)	-	-	-	-	(350)	-	(350)
Deferred tax movement pensions		-	-	19	-	-	-	-	19	-	19
Deferred tax movement on hedging	24	-	-	-	-	-	(674)	-	(674)	-	(674)
Cash flow hedge movement	24	-	-	-	-	-	1,763	-	1,763	-	1,763
Total comprehensive income		-	-	112,829	2,742	-	1,089	-	116,660	304	116,964
Transactions with owners:
Dividends	9	-	-	(133,889)	-	-	-	-	(133,889)	-	(133,889)
Share options:
Movement in relation to share options	23	43	960	15,015	-	-	-	-	16,018	-	16,018
Corporation tax on share options		-	-	931	-	-	-	-	931	-	931
Deferred tax on share options		-	-	(1,823)	-	-	-	-	(1,823)	-	(1,823)
Acquisitions:
Shares issued to acquire HPE Software	23,24	28,773	-	-	-		-	6,485,397	6,514,170	-	6,514,170
Share reorganization and buy-back:
Return of Value – share consolidation	23,24	(2,926)	-	-	-	2,926	-	-	-	-	-
Issue and redemption of B shares	23,24	-	(156,683)	(500,000)	-	500,000	-	(343,317)	(500,000)	-	(500,000)
Reallocation of merger reserve	24	-	-	700,000	-	-	-	(700,000)	-	-	-
Balance as at 31 October 2017		65,590	36,422	1,095,246	(20,217)	666,289	1,089	5,780,184	7,624,603	1,258	7,625,861

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Micro Focus International plc
Consolidated statement of cash flows (unaudited)
	Note	Six months ended 31 October 2017 $’000	Six months ended 31 October 2016 $’000	Year ended 30 April 2017 $’000
Cash flows from operating activities
Net profit for the period		106,605	90,617	157,803
Adjustments for:
Net interest	11	73,788	48,953	95,845
Taxation	12	39,129	22,589	38,541
Share of results of associates	16	438	1,127	1,254
Operating profit		219,960	163,286	293,443
Research and development tax credits		(2,185)	(936)	(2,998)
Depreciation	15	16,289	5,712	11,794
Loss on disposal of property, plant and equipment		427	484	520
Amortization of intangibles	14	198,606	119,085	236,434
Share-based compensation	8	18,302	15,521	34,506
Exchange movements		(4,699)	(9,270)	(4,890)
Provisions movements	21	73,433	18,788	47,266
Changes in working capital:
Inventories		(216)	30	29
Trade and other receivables		(231,762)	21,073	10,224
Payables and other liabilities		15,490	(50,118)	(33,252)
Provision utilization	21	(55,489)	(18,581)	(43,476)
Deferred income		15,868	(62,308)	15,375
Pension funding in excess of charge to operating profit		3,129	(856)	(183)
Cash generated from operations		267,153	201,910	564,792
Interest paid		(82,341)	(42,879)	(81,115)
Bank loan costs		(90,319)	(5,864)	(6,654)
Tax paid		(20,472)	(18,183)	(24,644)
Net cash generated from operating activities		74,021	134,984	452,379
Cash flows from investing activities
Payments for intangible assets	14	(35,650)	(17,571)	(31,438)
Purchase of property, plant and equipment	15	(9,845)	(6,454)	(11,727)
Interest received		1,699	502	979
Payment for acquisition of subsidiaries	28	-	(293,797)	(299,061)
Repayment of bank borrowings on acquisitions	28	-	(316,650)	(316,650)
Net cash acquired with acquisitions	28	320,729	68,173	68,173
Net cash generated from/(used in) investing activities		276,933	(565,797)	(589,724)
Cash flows from financing activities
Investment in non-controlling interest		-	-	(2)
Proceeds from issue of ordinary share capital		1,161	467	1,979
Purchase of treasury shares		-	-	(7,678)
Return of value paid to shareholders	27	(500,000)	-	-
Repayment of bank borrowings	19	(215,000)	(126,375)	(372,062)
Proceeds from bank borrowings	19	1,043,815	115,000	180,000
Dividends paid to owners	9	(133,889)	(111,023)	(177,535)
Net cash generated from/(used in) financing activities		196,087	(121,931)	(375,298)
Effects of exchange rate changes		32,348	8,536	(3,552)
Net increase/(decrease) in cash and cash equivalents		579,389	(544,208)	(516,195)
Cash and cash equivalents at beginning of period		150,983	667,178	667,178
Cash and cash equivalents at end of period		730,372	122,970	150,983

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

The principal non-cash transaction in the six months ended 31 October 2017 was the issuance of shares as purchase consideration for the HPE Software acquisition (note 28).

Micro Focus International plc

Notes to the consolidated interim financial statements (unaudited)
1.

1. General information
Micro Focus International plc (“the Company”) is a public limited Company incorporated and domiciled in the UK. The address of its registered office is, The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK.

Micro Focus International plc and its subsidiaries (together “the Group”) provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at 31 October 2017, the Group has a presence in 49 countries worldwide and employs approximately 16,100 people.

On 1 September 2017, Micro focus International plc successfully completed the merger of its wholly owned subsidiary with Seattle SpinCo, Inc., which holds the software business segment ("HPE Software") of Hewlett Packard Enterprise Company ("HPE").

The Company is listed on the London Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

Micro Focus has changed its financial year end from 30 April to 31 October and will report eighteen-month financial statements running from 1 May 2017 to 31 October 2018. In addition to these interim financial statements, Micro Focus will report interim results for the six months and 12 months to 30 April 2018 and results for the eighteen-month period to 31 October 2018. Additional information will be included in the 2018 Annual Report to aid year-on-year comparisons.

These unaudited consolidated interim financial statements were authorized for issuance by the board of directors on 7 January 2018.

These condensed consolidated interim financial statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended 30 April 2017 were approved by the Board of directors on 11 July 2017 and delivered to the Registrar of Companies. The report of the auditor on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under Section 498 of the Companies Act 2006.

These condensed interim consolidated financial statements have been reviewed, not audited.

2. Basis of preparation
These condensed consolidated interim financial statements for the six months ended 31 October 2017 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and with IAS 34, “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Annual Report and Accounts for the year ended 30 April 2017, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (collectively ‘’IFRS’’).

Re-classification of costs for Consolidated Statement of Comprehensive Income Presentation
As part of the completion of the HPE Software transaction, the Company’s shares and ADS were listed on the LSE and NYSE respectively. In the preparation of the Group’s April 2017 Annual Report and Accounts and as part of the regulatory filing process in the USA the Group reviewed its consolidated statement of comprehensive income presentation and decided to re-classify both amortization of product development costs and amortization of acquired technology intangibles from research and development expenses to cost of sales. This presentation complies with IFRS and, in the view of the Company’s Audit Committee, provides investors with a consolidated statement of comprehensive income presentation that is more comparable with other software companies listed on both markets. The six months ended 31 October 2016 comparative has also been re-classified and additional detail is provided on the face of the consolidated statement of comprehensive income in the period.

3. Accounting policies
Other than as described below and income tax expense which is recognized using an estimate of the weighted average effective annual income tax rate for the full year; the accounting policies adopted are consistent with those of the Annual Report and Accounts for the year ended 30 April 2017, as described in those financial statements.

 (a)      The following standards, interpretations and amendments to existing standards are now effective and have been adopted by the Group:

●
Amendments to IAS 7, ‘Statement of cash flows’ on disclosure initiative are effective on periods beginning on or after 1 January 2017 (not yet endorsed by the EU). This amendment introduces an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities and is part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved.

●
Amendments to IAS 12, 'Income taxes' on recognition of deferred tax assets for unrealized losses are effective on periods beginning on or after 1 January 2017 (not yet endorsed by the EU). These amendments clarify how to account for deferred tax assets originated from unrealized loss in debt instruments measured at fair value.

The disclosure requirements of Amendments to IAS 7 ‘Statement of cash flows’ have been included in the consolidated interim financial statements. The Amendments to IAS 12 ‘Income taxes’ do not have a material impact to the consolidated interim financial statements.

(b)       The following standards, interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group:

●
IFRS 15 ‘Revenue from contracts with customers’ establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods starting from 1 January 2018 onwards. Earlier application is permitted. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations.

●
IFRS 9 ‘Financial instruments’. This standard replaces the guidance in IAS 39 and applies to periods beginning on or after 1 January 2018. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the current incurred loss impairment model.

●
Amendment to IFRS 15, ‘Revenue from contracts with customers’. These amendments comprise guidance on performance obligations, accounting for licences of intellectual property and the principal versus agent assessment on periods beginning on or after 1 January 2018 (not yet endorsed by the EU).

●
Amendments to IFRS 2, ‘Share based payments’ on clarifying how to account for certain types of share based payment transactions are effective on periods beginning on or after 1 January 2018 (not yet endorsed by the EU). These amendments clarify the measurement basis for cash-settled share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share based payment and pay that amount to the tax authority.

●
IFRS 16, ‘Leases’ addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 ‘Leases', and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2019 (not yet endorsed by the EU) and earlier application is permitted if the entity is adopting IFRS 15 'Revenue from contracts with customers' at the same time.

●
Annual improvements 2014–2016, relating to amendments to IFRS 1, ‘First-time adoption of IFRS’ and IAS 28, ’Investments in associates and joint ventures’ regarding measuring an associate or joint venture at fair value applies for periods beginning on or after 1 January 2018 (not yet endorsed by the EU).

●
IFRIC 22, ‘Foreign currency transactions and advance consideration’ addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency. The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made, effective for annual periods beginning on or after 1 January 2018 (not yet endorsed by the EU).

●
IFRIC 23, ‘Uncertainty over Income Tax Treatments’ clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. In such a circumstance, an entity shall recognize and measure its current or deferred tax asset or liability applying IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates determined applying this interpretation. This interpretation is effective for annual periods beginning on or after 1 January 2019, subject to EU endorsement.

For IFRS 9, IFRS 16, IFRIC 22 and IFRIC 23, it is too early to determine how significant the effect on reported results and financial position will be. For IFRS 9 and IFRS 16, the Group is in the process of assessing the impact that the application of these standards will have on the Group’s financial statements. The impact of IFRS 15 is discussed below. The impact of the other standards, amendments and interpretations listed above will not have a material impact on the consolidated financial statements.

Impact of IFRS 15 ‘Revenue from contracts with customers’
On 28 May 2014, the IASB issued IFRS 15 ‘Revenue from Contracts with Customers’. The new revenue recognition standard will be effective for the Group starting 1 November 2018, following the announcement of the new year-end date. We do not plan to adopt IFRS 15 early. The standard permits two possible transition methods for the adoption of the new guidance:

●
Retrospectively to each prior reporting period presented in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, or
●
Retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application (cumulative catch-up approach).

We currently plan to adopt the new standard using the cumulative catch-up approach. We are in the process of assessing the impact, developing our future IFRS 15 revenue recognition policies and adjusting the relevant business processes to adopt these new policies. We have established a project across Micro Focus’ business to review the impacts of IFRS 15 and as part of this effort, the most notable difference to date is in relation to certain incremental costs of obtaining a contract. IFRS 15 requires the capitalization and amortization of certain in-scope sales commissions and third party costs over the estimated customer life. An evaluation study is underway to determine the potential impact on the consolidated financial statements in the year of adoption. There will be no impact to cash flows.

IFRS 15 may also change the way we allocate a transaction price to individual performance obligations which can impact the classification and timing of revenues. Further analysis of the requirements is currently being undertaken to understand the possible impact, if any.

In addition to the effects on our consolidated statement of comprehensive income, we expect changes to our consolidated statement of financial position (in particular due to the recognition of contract assets/contract liabilities, the differentiation between contract assets and trade receivables, the capitalization and amortization of costs of obtaining a contract and an impact in retained earnings from the initial adoption of IFRS 15) and changes to the quantitative and qualitative disclosure included.

We will continue to assess all of the impacts that the application of IFRS 15 will have on our consolidated financial statements in the period of initial application, which will also significantly depend on our business and Go-to-Market strategy in the 18- month period ended 31 October 2018. The impacts, if material, will be disclosed in the next Interim Statements at 30 April 2018, including statements on if and how we apply any of the practical expedients available in the standard.

4. Functional currency
The presentation currency of the Group is US dollars. Items included in the financial statements of each of the Group’s entities are measured in the functional currency of each entity. The Group uses the local currency as the functional currency, except for two entities based in Ireland (Novell Ireland Software Limited and Novell Ireland Real Estate Limited), the parent company, and the HPE Software entities, where the functional currency is the US dollar. Certain HPE Software entities moved to local functional currencies from 1 November 2017, reflecting changes in their underlying business model and transactional conditions.

5. Segmental reporting
In accordance with IFRS 8, “Operating Segments”, the Group has derived the information for its operating segments using the information used by the Chief Operating Decision Maker for the purposes of resource allocation and assessment of segment performance.

For the six months to 31 October 2017, the Chief Operating Decision Maker (CODM) for existing Micro Focus and SUSE is defined as the Executive Committee, which consists of the Executive Chairman, Chief Financial Officer, Chief Operating Officer, Chief Executive Officers of Micro Focus and SUSE. The CODM for HPE Software in the 2-month post acquisition period to 31 October 2017 is Chris Hsu.

On a go-forward basis the CODM for the combined group will be the Operating Committee consisting of the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Human Resources Officer and the Head of Strategy, Operations & Pricing. The Group’s reportable segments under IFRS 8 are as follows:

Micro Focus – The Micro Focus product portfolio segment contains mature infrastructure software products that are managed on a portfolio basis akin to a “fund of funds” investment portfolio. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through a geographic Go-to-Market organization. The products within the existing Micro Focus Product Portfolio are grouped together into ten sub-portfolios based on industrial logic and management of the Micro Focus sub-portfolios: CDMS, Host Connectivity, IAS, Development & ITOM and Collaboration & Network and the newly acquired HPE Software sub-portfolios: IP Operation Management, Application Delivery Management, Enterprise Security Product, Platform and Information Management Business.

SUSE – The characteristics of the SUSE product portfolio segment are different from the Micro Focus product portfolio due to the Open Source nature of its offerings and the growth profile of those offerings. SUSE provides and supports enterprise-grade Linux and Open Source Software Defined Infrastructure and Application Delivery solutions. The SUSE product portfolio comprises: SUSE Linux Enterprise Server and Extensions, SUSE OpenStack Cloud, SUSE Enterprise Storage, SUSE Container as a Service Platform SUSE Manager, and SUSE Linux Enterprise Desktop and Workstation Extension.

Operating segments are consistent with those used in internal management reporting and the profit measure used by the Executive Committee is the Adjusted Operating Profit. Centrally managed costs are allocated between the Micro Focus and SUSE segments based on identifiable segment specific costs with the remainder allocated based on other criteria including revenue and headcount.

Operating segments for the six months ended 31 October 2017:

		Micro Focus			SUSE	Total
	Note	Existing Micro Focus	HPE Software	Total Micro Focus
		$’000	$’000	$’000	$’000	$’000
Revenue before deferred revenue haircut		501,286	595,071	1,096,357	165,263	1,261,620
Deferred revenue haircut		(948)	(25,329)	(26,277)	(823)	(27,100)
Segment revenue		500,338	569,742	1,070,080	164,440	1,234,520
Directly managed costs		(262,936)	(352,750)	(615,686)	(98,614)	(714,300)
Allocation of centrally managed costs		19,751	(3,800)	15,951	(15,951)	-
Total segment costs		(243,185)	(356,550)	(599,735)	(114,565)	(714,300)
Adjusted Operating Profit		257,153	213,192	470,345	49,875	520,220
Exceptional items	7					(98,480)
Share based compensation charge	8					(18,302)
Amortization of purchased intangibles	14					(183,478)
Operating profit						219,960
Share of results of associates	16					(438)
Net finance costs	11					(73,788)
Profit before tax						145,734

Adjusted Operating Profit		257,153	213,192	470,345	49,875	520,220
Depreciation of property, plant and equipment	15	4,605	10,385	14,990	1,299	16,289
Amortization of purchased software intangibles	14	994	942	1,936	817	2,753
Foreign exchange (credit)/debit		(9,511)	2,331	(7,180)	2,481	(4,699)
Net capitalization of product development costs	14	(4,503)	-	(4,503)	-	(4,503)
Adjusted EBITDA		248,738	226,850	475,588	54,472	530,060

Total assets						17,607,743
Total liabilities						(9,981,882)

Operating segments for the six months ended 31 October 2016:

		Micro Focus			SUSE	Total
	Note	Existing Micro Focus	HPE Software	Micro Focus Total
		$’000	$’000	$’000	$’000	$’000
Revenue before deferred revenue haircut		541,829	-	541,829	149,318	691,147
Deferred revenue haircut		(4,518)	-	(4,518)	(1,886)	(6,404)
Segment revenue		537,311	-	537,311	147,432	684,743
Directly managed costs		(277,297)	-	(277,297)	(81,197)	(358,494)
Allocation of centrally managed costs		12,651	-	12,651	(12,651)	-
Total segment costs		(264,646)	-	(264,646)	(93,848)	(358,494)
Adjusted Operating Profit		272,665	-	272,665	53,584	326,249
Exceptional items	7					(41,048)
Share based compensation charge	8					(15,521)
Amortization of purchased intangibles	14					(106,394)
Operating profit						163,286
Share of results of associates	16					(1,127)
Net finance costs	11					(48,953)
Profit before tax						113,206

Adjusted Operating Profit		272,665	-	272,665	53,584	326,249
Depreciation of property, plant and equipment	15	4,759	-	4,759	953	5,712
Amortization of purchased software intangibles	14	529	-	529	45	574
Foreign exchange credit		(7,981)	-	(7,981)	(1,289)	(9,270)
Net capitalization of product development costs	14	(2,931)	-	(2,931)	-	(2,931)
Adjusted EBITDA		267,041	-	267,041	53,293	320,334

Total assets						4,707,021
Total liabilities						3,125,262

No measure of total assets and total liabilities for each reportable segment has been reported as such amounts are not regularly provided to the Chief Operating Decision Maker.

Notes to the consolidated interim financial statements (unaudited)

6. Analysis of revenue by product
Set out below is an analysis of revenue recognized between the principal product portfolios for the six months ended 31 October 2017 and six months ended 31 October 2016:

Six months ended 31 October 2017:	Licence $’000	Maintenance $’000	Subscription $’000	Consulting $’000	SaaS $’000	Total $’000
Existing Micro Focus:
CDMS	43,534	77,753	-	4,771	-	126,058
Host Connectivity	15,116	50,879	-	539	-	66,534
Identity, Access & Security	23,153	68,164	-	9,041	-	100,358
Development & IT Operations Management Tools	27,534	105,391	-	7,290	-	140,215
Collaboration & Networking	13,523	52,895	-	1,703	-	68,121
Subtotal existing Micro Focus	122,860	355,082	-	23,344	-	501,286
Deferred revenue haircut	-	(948)	-	-	-	(948)
Total existing Micro Focus	122,860	354,134	-	23,344	-	500,338

HPE Software Acquisition:
IT Operation Management	95,717	84,345	-	31,835	1,582	213,479
Application Delivery Management	40,278	99,619	-	7,229	16,667	163,793
Enterprise Security Product	42,897	46,294	-	9,287	5,981	104,459
Platform	18,655	10,905	-	2,909	95	32,564
Information Management Business	14,866	30,002	-	4,562	31,346	80,776
Subtotal HPE Software Acquisition	212,413	271,165	-	55,822	55,671	595,071
Deferred revenue haircut	(7,592)	(13,751)	-	(682)	(3,304)	(25,329)
Total HPE Software Acquisition	204,821	257,414	-	55,140	52,367	569,742

Total Micro Focus Product Portfolio	327,681	611,548	-	78,484	52,367	1,070,080

SUSE Product Portfolio	-	-	163,455	1,808	-	165,263
Deferred revenue haircut	-	-	(823)	-	-	(823)
Total SUSE Product Portfolio	-	-	162,632	1,808	-	164,440

Total	327,681	611,548	162,632	80,292	52,367	1,234,520

Six months ended 31 October 2016:
Micro Focus Product Portfolio:
CDMS	52,447	75,320	-	5,433	-	133,200
Host Connectivity	38,898	52,998	-	935	-	92,831
Identity, Access & Security	19,845	71,078	-	10,211	-	101,134
Development & IT Operations Management Tools	24,509	111,974	-	7,336	-	143,819
Collaboration & Networking	11,174	57,379	-	2,292	-	70,845
Total Micro Focus Product Portfolio	146,873	368,749	-	26,207	-	541,829
Deferred revenue haircut	-	(4,518)	-	-	-	(4,518)
Total Micro Focus Product Portfolio	146,873	364,231	-	26,207	-	537,311

SUSE Product Portfolio	-	-	146,811	2,507	-	149,318
Deferred revenue haircut	-	-	(1,886)	-	-	(1,886)
Total SUSE Product Portfolio	-	-	144,925	2,507	-	147,432

Total	146,873	364,231	144,925	28,714	-	684,743

Notes to the consolidated interim financial statements (unaudited)

7. Exceptional items

	Six months ended 31 October 2017	Six months ended 31 October 2016	Year ended 30 April 2017
Reported within Operating profit:	$’000	$’000	$’000
Integration costs	20,029	13,432	27,696
Pre-acquisition costs	43,025	19,669	58,004
Acquisition costs	25,820	1,468	2,597
Property related (release)/ costs	(196)	2,521	5,525
Severance and legal costs	9,802	3,958	3,436
	98,480	41,048	97,258

Reported within finance costs:
Finance costs incurred in escrow period (note 11)	6,326	-	-
Reported within finance income:
Finance income earned in escrow period (note 11)	(553)	-	-
	5,773	-	-

Total exceptional costs	104,253	41,048	97,258

Integration costs of $20.0m for the six months ended 31 October 2017 (2016: $13.4m) arose from the work being done in integrating Serena, GWAVA and HPE Software organizations into the Micro Focus Product Portfolio. Other activities include; development of a new Group intranet and website and system integration costs.

The pre-acquisition costs of $43.0m for the six months ended 31 October 2017 (2016: $19.7m) relate to the evaluation of the acquisition of HPE Software (note 28), which was announced in September 2016 and was completed on 1 September 2017. The costs relate to due diligence work, legal work on the acquisition agreements, professional advisors on the transaction and pre-integration costs relating to activities in readiness for the HPE Software acquisition across all functions of the existing Micro Focus business.

The acquisition costs of $25.8m for the six months ended 31 October 2017 include external costs in evaluating and completing the acquisition of HPE Software in August 2017 and includes $7.7m in respect of US excise tax payable on the award of Long Term Incentives and Additional Share Grants to four senior employees arising as a result of the HPE Software acquisition (2016: $1.5m related to the acquisitions of Serena in May 2016 and GWAVA in September 2016). The external costs mostly relate to due diligence work, legal work on the acquisition agreements and professional advisors on the transaction.

The net release to exceptional items of $0.2m in relation to property related items for the six months ended 31 October 2017 (2016: cost of $2.5m) mainly relates to the release of a provision of $1.0m following the renegotiation of a lease in North America.

Severance and legal costs of $9.8m for the six months ended 31 October 2017 (2016: $4.0m) relate mostly to termination costs for HPE Software employees after acquisition. 2016 costs relate to termination costs for senior Serena executives after acquisition.

Finance costs incurred in escrow period of $6.3m relates to interest charges on additional term loan facilities drawn down in relation to the acquisition between the date the facilities were drawn into escrow and the acquisition date of HPE Software.

Finance income earned in escrow period of $0.6m relates to interest income earned on additional term loan facilities drawn down in relation to the acquisition between the date the facilities were drawn into escrow and the acquisition date of HPE Software.

The estimated total tax effect of exceptional items is a credit to the income statement of $25.5m for the six months ended 31 October 2017 (2016: $5.6m).

8. Share-based payments
The share-based compensation charge for the six months ended 31 October 2017 was $18.3m (2016: $15.5m) including $3.0m (2016: $4.3m) relating to employer taxes. As at 31 October 2017, accumulated employer taxes of $18.9m (2016: $7.6m) is included in trade and other payables and $1.0m ($5.2m) is included in other non-current liabilities.

9. Dividends
A dividend of $134.0m was paid during the six months ended 31 October 2017 of 58.33 cents per share (2016: $111.0m or 49.74 cents per share).

The directors announce an interim dividend of 34.60 cents per share (2016: 29.73 cents per share) payable on 9 February 2018 to shareholders who are registered at 19 January 2018. This interim dividend, amounting to $150.6m (2016: $66.5m) has not been recognized as a liability as at 31 October 2017.

Notes to the consolidated interim financial statements (unaudited)

10. Earnings per share
The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each period.

	Six months ended 31 October 2017				Six months ended 31 October 2016
	Total earnings	Weighted average number of shares	Per share amount	Per share amount	Total earnings	Weighted average number of shares	Per share amount	Per share amount
	$’000	‘000	Cents	Pence	$’000	‘000	Cents	Pence
Basic EPS
Earnings attributable to ordinary shareholders 1	106,301	296,698	35.83	27.50	90,638	229,067	39.57	29.49
Effect of dilutive securities
Options		10,207				8,689
Diluted EPS
Earnings attributable to ordinary shareholders	106,301	306,905	34.64	26.58	90,638	237,756	38.12	28.41

1 Earnings attributable to ordinary shareholders is the profit for the six months ended 31 October 2017 of $106.6m (2016: $90.6m), excluding amounts attributable to non-controlling interests of $0.3m (2016: $nil).

The weighted average number of shares excludes treasury shares that do not have dividend rights. Earnings per share, expressed in pence, has used the average exchange rate for the six months ended 31 October 2017 of $1.30 to £1 (2016: $1.34 to £1).

11. Finance income and finance costs

	Six months ended 31 October 2017	Six months ended 31 October 2016
	$’000	$’000
Finance costs
Interest on bank borrowings	59,540	41,627
Amortization of facility costs and original issue discounts	13,448	7,302
Finance costs on bank borrowings	72,988	48,929
Net interest expense on retirement obligations (note 22)	579	262
Finance lease expense	1,161	-
Interest rate swaps: cash flow hedges, transfer from equity	456	-
Other	303	264
Total	75,487	49,455

Finance income
Bank interest	1,030	315
Interest on non-plan pension assets (note 22)	231	187
Other	438	-
Total	1,699	502

Net finance cost	73,788	48,953

Included within exceptional items (note 7)
Finance costs incurred in escrow period	6,326	-
Finance income earned in escrow period	(553)	-
	5,773	-

Notes to the consolidated interim financial statements (unaudited)

12. Taxation

The tax charge for the six months ended 31 October 2017 was $39.1m (2016: $22.6m) with the Group’s effective tax rate (“ETR”) being 26.8% (2016: 20.0%).

The Group’s ETR for the six months ended 31 October 2017 (26.8%) is higher than the previous year (20.0%) mainly due to the inclusion of HPE Software results, which are subject to tax at a higher rate than the existing Micro Focus group entities and restrictions to the deductibility of interest expenses under new UK tax rules.

The Group continues to benefit from the UK’s Patent Box regime. Benefits during the six months ended 31 October 2017 were $5.5m (2016: $4.3m). The Group realized benefits in relation to intra-Group financing in the six months ended 31 October 2017 of $4.6m (2016: $8.4m).

The Group’s cash taxes paid in the period were $20.5m, compared to $18.2m in the six months ended 31 October 2016.

13. Goodwill

	31 October 2017	31 October 2016	30 April 2017
Cost and Net book value	$’000	$’000	$’000
1 May	2,828,604	2,436,168	2,436,168
Acquisition (note 28)	5,105,472	391,657	392,436
	7,934,076	2,827,825	2,828,604

A segment-level summary of the goodwill allocation is presented below:
Micro Focus	7,074,510	1,968,259	1,969,038
SUSE	859,566	859,566	859,566
	7,934,076	2,827,825	2,828,604

The additions to goodwill in the six months ended 31 October 2017 relate to the acquisition of HPE Software of $5,105.5m (note 28). Of the additions to goodwill, there is no amount that is expected to be deductible for tax purposes.

Notes to the consolidated interim financial statements (unaudited)

14. Other intangible assets

			Purchased intangibles
	Purchased software	Product Development costs	Technology	Trade names	Customer relationships	Lease contracts	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Net book value
At 1 May 2016	1,967	43,249	149,784	194,656	576,899	-	966,555
Acquisitions	79	-	90,175	22,111	210,744	-	323,109
Additions	2,226	15,048	-	-	-	-	17,274
Additions – external consultants	-	297	-	-	-	-	297
Charge for the period	(574)	(12,117)	(37,027)	(5,501)	(63,866)	-	(119,085)
Exchange adjustments	(1,966)	-	-	-	-	-	(1,966)
At 31 October 2016	1,732	46,477	202,932	211,266	723,777	-	1,186,184

Net book value
At 1 May 2016	1,967	43,249	149,784	194,656	576,899	-	966,555
Acquisitions	-	-	95,245	22,111	210,744	-	328,100
Additions	3,162	27,664	-	-	-	-	30,826
Additions – external consultants	-	612	-	-	-	-	612
Charge for the year	(1,175)	(22,398)	(69,098)	(15,995)	(127,768)	-	(236,434)
Exchange adjustments	(289)	-	-	-	-	-	(289)
At 30 April 2017	3,665	49,127	175,931	200,772	659,875	-	1,089,370

Net book value
At 1 May 2017	3,665	49,127	175,931	200,772	659,875	-	1,089,370
Acquisition (note 28)	72,825	-	1,775,000	188,000	4,222,000	15,000	6,272,825
Additions	18,266	16,878	-	-	-	-	35,144
Additions – external consultants	-	506	-	-	-	-	506
Charge for the period	(2,753)	(12,375)	(63,101)	(10,109)	(109,820)	(448)	(198,606)
Exchange adjustments	433	(66)	-	-	-	-	367
At 31 October 2017	92,436	54,070	1,887,830	378,663	4,772,055	14,552	7,199,606

Expenditure totaling $35.7m (2016: $17.6m) was made in the six months ended 31 October 2017, including $17.4m in respect of development costs and $18.3m of purchased software. The acquisition of HPE Software gave rise to the addition of $6,272.8m to purchased intangibles (note 28).

Of the $17.4m of additions to development costs in the six months ended 31 October 2017 (2016: $15.3m), $16.9m (2016: $15.0m) relates to internal development costs and $0.5m (2016: $0.3m) to external consultants’ development costs.

At 31 October 2017, the unamortized lives of technology assets were in the range of three to 15 years, customer relationships in the range of two to 15 years and trade names in the range of three to 20 years.

Amortization for the six months ended 31 October 2017 of $75.5m is included in cost of sales (2016: $49.1m), $119.9m (2016: $69.4m) is included in selling and distribution costs, and $3.2m (2016: $0.6m) is included in administrative expenses in the consolidated statement of comprehensive income.

Notes to the consolidated interim financial statements (unaudited)

15. Property, plant and equipment

	Freehold land	Leasehold	Computer	Fixtures
	and buildings	improvements	equipment	and fittings	Total
	$’000	$’000	$’000	$’000	$’000
Net book value
At 1 May 2016	13,612	14,604	8,714	3,937	40,867
Acquisitions	-	1,057	770	295	2,122
Additions	18	2,329	3,926	181	6,454
Disposals	-	(286)	(79)	(119)	(484)
Charge for the period	(182)	(2,060)	(2,919)	(551)	(5,712)
Exchange adjustments	(2,057)	(209)	(366)	(78)	(2,710)
At 31 October 2016	11,391	15,435	10,046	3,665	40,537

Net book value
At 1 May 2016	13,612	14,604	8,714	3,937	40,867
Acquisitions	-	1,068	759	295	2,122
Additions	75	3,536	7,739	377	11,727
Reclassified from assets held for sale	888	-	-	-	888
Disposals	-	(371)	(29)	(120)	(520)
Charge for the year	(454)	(4,170)	(6,132)	(1,038)	(11,794)
Exchange adjustments	(1,609)	(149)	(499)	(77)	(2,334)
At 30 April 2017	12,512	14,518	10,552	3,374	40,956

Net book value
At 1 May 2017	12,512	14,518	10,552	3,374	40,956
Acquisitions (note 28)	20,044	41,041	80,775	23,804	165,664
Additions	206	966	6,287	2,386	9,845
Disposals	-	(176)	(20)	(231)	(427)
Charge for the period	(296)	(3,648)	(10,296)	(2,049)	(16,289)
Exchange adjustments	229	247	40	61	577
At 31 October 2017	32,695	52,948	87,338	27,345	200,326

16. Investments in associates
Open Invention Network LLC (“OIN”), a strategic partnership for the Group, licences its global defensive patent pool in exchange for a pledge of non-aggression which encourages freedom of action in Linux and the sharing of new ideas and inventions. There are no significant restrictions on the ability of associated undertakings to transfer funds to the parent. There are no contingent liabilities to the Group’s interest in associates.

At 31 October 2017 the Group had a 12.5% interest ($11.0m) (30 April 2017 12.5%, $12.7m) investment in OIN. There are 8 (2016: 7) equal shareholders of OIN, all holding 12.5% (2016: 14.3%) interest, and each shareholder has one board member and one alternative board member. The Group exercises significant influence over OIN’s operation and therefore accounts for its investment in OIN as an associate.

The Group uses the equity method of accounting for its interest in associates. The following table shows the aggregate movement in the Group’s investment in associates:

$’000
At 1 May 2016	12,711
Share of post-tax loss of associates	(1,127)
At 31 October 2016	11,584

At 1 May 2016	12,711

Gain on dilution of investment	966
Share of post-tax loss of associates	(2,220)
(1,254)

At 30 April 2017	11,457

At 1 May 2017	11,457
Share of post-tax loss of associates	(438)
At 31 October 2017	11,019

Details of the Group’s principal associates are provided below.

Company name	Country of incorporation and principal place of business	Proportion held	Principal activities
Open Invention Network LLC	USA	12.5%	Sale and support of software

The accounting year end date of the associate consolidated within the Group’s financial statements is 31 December, and we obtain its results on a quarterly basis. The Group records an adjustment within the consolidated financial statements to align the reporting period of the associate and the Group. The assets, liabilities, and equity of the Group’s associate as at 30 September and the revenue and loss of the Group’s associate for the six months ended 30 September with the corresponding adjustment to align the reporting period was as follows:

	30 September 2017	30 September 2016	31 March 2017
	$’000	$’000	$’000
Non-current assets	39,201	39,879	43,649
Current assets	51,044	61,684	50,137
Current liabilities	(695)	(541)	(604)
Non-current liabilities	(656)	(367)	(527)
Equity	88,894	100,655	(92,655)

	30 September 2017	30 September 2016	31 March 2017
	$’000	$’000	$’000
Revenue	-	-	-
Net loss	(3,760)	(8,217)	16,212

	2017	2016
	$’000	$’000
Loss attributable to the Group for the six months ended 30 September	(470)	(1,027)
Adjustment on estimated October result attributable to the Group	32	(100)
Loss attributable to the Group for the six months ended 31 October	(438)	(1,127)

17. Trade and other receivables
	31 October 2017	31 October 2016	30 April 2017
	$’000	$’000	$’000
Trade receivables	1,057,150	257,486	266,225
Less: provision for impairment of trade receivables	(51,318)	(3,768)	(2,599)
Trade receivables net	1,005,832	253,718	263,626
Prepayments	51,733	21,353	23,239
Other receivables	193,175	2,436	1,534
Accrued income	842	451	1,110
Total	1,251,582	277,958	289,509

At 31 October 2017, 31 October 2016 and 30 April 2017, the carrying amount approximates to the fair value.

18. Trade and other payables – current
	31 October 2017 $’000	31 October 2016 $’000	30 April 2017 $’000
Trade payables	89,143	14,301	16,891
Tax and social security	95,018	9,250	3,032
Accruals	750,588	127,612	150,119
Total	934,749	151,163	170,042

At 31 October 2017, 31 October 2016 and 30 April 2017, the carrying amount approximates to the fair value.

Accruals include estimates of amounts payable to HPE Software, employee taxes on share-based payments, vacation and payroll accruals including bonuses and commissions.

Notes to the consolidated interim financial statements (unaudited)

19. Borrowings

	31 October 2017	31 October 2016	30 April 2017
	$’000	$’000	$’000
Bank loans secured	5,047,692	1,775,875	1,595,188
Unamortized prepaid facility arrangement fees and original issue discounts	(198,476)	(40,346)	(33,652)
	4,849,216	1,735,529	1,561,536

	31 October 2017			31 October 2016			30 April 2017
	Bank loan secured	Unamortized prepaid facility arrangement fees and original issue discounts	Total	Bank loan secured	Unamortized prepaid facility arrangement fees and original issue discounts	Total	Bank loan secured	Unamortized prepaid facility arrangement fees and original issue discounts	Total
Reported within:	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Current liabilities	37,858	(20,131)	17,727	307,750	(13,558)	294,192	83,788	(12,604)	71,184
Non-current liabilities	5,009,834	(178,345)	4,831,489	1,468,125	(26,788)	1,441,337	1,511,400	(21,048)	1,490,352
	5,047,692	(198,476)	4,849,216	1,775,875	(40,346)	1,735,529	1,595,188	(33,652)	1,561,536

The Company announced on 21 April 2017 the successful syndication of the new credit facilities (the “New Facilities”) on behalf of both MA FinanceCo, LLC, a wholly owned subsidiary of Micro Focus, and Seattle SpinCo. Inc, the subsidiary that holds HPE Software which merged with a wholly owned subsidiary of Micro Focus at Completion.

The New Facilities comprise a $500.0m Revolving Credit Facility at LIBOR plus 3.50% (subject to a LIBOR floor of 0.00%) placed with a number of financial institutions, $2,600m term loan B issued by Seattle SpinCo. Inc, $385m term loan B issued by MA FinanceCo LLC, and Eur 470.0m (valued at $547.5m as at 31 October 2017) issued by MA FinanceCo LLC.

New Facilities drawn as at 30 April 2017:
      ●
In relation to the existing senior secured term loans issued by MA FinanceCo, LLC the lenders in the Term Loan C of $412.5m due November 2019 were offered a cashless roll of their investment into the existing Term Loan B, becoming Term Loan B-2, due November 2021 and this loan was re-priced to LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) and as a result of the cashless rollover increased in size from $1,102.7m to $1,515.2m, effective from 28 April 2017.

During the current period to 31 October 2017 the following New Facilities were drawn down:

HPE Software Facilities:
●
The new $2,600.0m senior secured seven-year term loan B issued by Seattle SpinCo. Inc. is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;

Micro Focus Facilities:
●
The new $385.0m senior secured seven-year term loan B issued by MA FinanceCo LLC is also priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and
●
The new Euro 470.0m (equivalent to $547.5m) senior secured seven-year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 3.00% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

As part of the HPE Software transaction, the New Facilities were used to:
●
Fund the pre-Completion cash payment by Seattle SpinCo. Inc. to HPE of $2,500.0m (subject to certain adjustments in limited circumstances);
●
Fund the Return of Value to Micro Focus' existing Shareholders of $500.0m; and
●
Pay transaction costs relating to the acquisition of HPE Software.

The balance will be used for general corporate and working capital purposes.

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end.

At 31 October 2017, $nil of the Revolving Facility was drawn together with $5,047.7 of Term Loans giving gross debt of $5,047.7m drawn.

As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of Revolving Facility was drawn at 31 October 2017, no covenant test is applicable.

The movements on the Group loans in the period were as follows:

	Term Loan B-2	Term Loan B	Term Loan C	Term Loan B-3	HPE Software Term Loan	Euro Loan	Revolving Facility	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 May 2016	-	1,112,250	450,000	-	-	-	225,000	1,787,250
Repayments	-	(9,562)	(37,500)	-	-	-	(325,000)	(372,062)
Draw downs	-	-	-	-	-	-	180,000	180,000
Transfer	1,515,188	(1,102,688)	(412,500)	-	-	-	-	-
At 30 April 2017	1,515,188	-	-	-	-	-	80,000	1,595,188
Acquisitions	-	-	-	-	2,600,000	-	-	2,600,000
Repayments	-	-	-	-	-	-	(215,000)	(215,000)
Draw downs	-	-	-	385,000	-	523,815	135,000	1,043,815
Foreign exchange		-	-	-	-	23,689	-	23,689
At 31 October 2017	1,515,188	-	-	385,000	2,600,000	547,504	-	5,047,692

Borrowings are stated after deducting unamortized prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are amortized between three and six years. The fair value of borrowings equals their carrying amount.

Maturity of borrowings
The maturity profile of the anticipated future cash flows including interest in relation to the Group’s borrowings on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows:

As at 31 October 2017:
	Term Loan B-2	Term Loan B-3	HPE Software Term Loan	Euro Loan	Revolving Facility	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Within one year	68,675	18,424	124,421	20,728	-	232,248
In one to two years	71,925	19,241	129,937	21,941	-	243,044
In two to three years	71,505	19,127	129,168	21,819	-	241,619
In three to four years	70,777	18,929	127,834	21,608	-	239,148
In four to five years	1,461,548	18,774	126,783	21,441	-	1,628,546
In more than five years	-	390,865	2,639,609	547,338	-	3,577,812
	1,744,430	485,360	3,277,752	654,875	-	6,162,417
Unamortized prepaid facility arrangement fees and original issue discounts	(66,387)	(12,257)	(84,469)	(16,690)	(18,673)	(198,476)
At 31 October 2017	1,678,043	473,103	3,193,283	638,185	(18,673)	5,963,941

As at 30 April 2017:
	Term Loan B	Revolving Facility	Total
	$’000	$’000	$’000
Within one year	60,168	80,000	140,168
In one to two years	71,181	-	71,181
In two to three years	70,769	-	70,769
In three to four years	70,053	-	70,053
In four to five years	1,497,867	-	1,497,867
In more than five years	-	-	-
	1,770,038	80,000	1,850,038
Unamortized prepaid facility arrangement fees and original issue discounts	(29,059)	(4,593)	(33,652)
At 30 April 2017	1,740,979	75,407	1,816,386

Assets pledged as collateral
As part of the new facilities above that became available on 28 April 2017, the assets pledged as collateral was changed. An all assets security has been granted in the US and England & Wales by certain members of the Micro Focus Group organized in such jurisdictions, including security over intellectual property rights and shareholdings of such members of the Micro Focus Group.

20. Financial instruments- Fair value measurement

For trade and other receivables, cash and cash equivalents, trade and other payables, obligations under finance leases and provisions, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade and other receivables, allowances are made within book value for credit risk.

	31 October 2017	31 October 2016	30 April 2017
	$’000	$’000	$’000
Derivative financial instruments-non-current asset	1,307	-	-

Derivative financial instruments measured at fair value, are classified as level 2 in the fair value measurement hierarchy, as they have been determined using significant inputs based on observable market data. The fair values of interest rate derivatives have been derived from forward interest rates based on yield curves observable at the balance sheet date together with the contractual interest rates.

The derivative financial instruments relate to hedging transactions entered into in the period ended 31 October 2017 (note 24).

There were no transfers of assets or liabilities between levels of the fair value hierarchy during the period.

21. Provisions

	31 October 2017	31 October 2016	30 April 2017
	$’000	$’000	$’000
Onerous leases and dilapidations	24,932	16,687	16,243
Restructuring and integration	53,771	7,340	12,132
Legal	3,541	3,022	3,220
Other	100	100	484
Total	82,344	27,149	32,079

Current	55,678	15,420	20,142
Non-current	26,666	11,729	11,937
Total	82,344	27,149	32,079

Notes to the consolidated interim financial statements (unaudited)

21. Provisions (continued)

	Onerous leases and dilapidations	Restructuring and integration	Legal	Other	Total
	$’000	$’000	$’000	$’000	$’000
At 1 May 2017	16,243	12,132	3,220	484	32,079
Acquisitions - HPE Software (note 28)	11,321	21,398	-	-	32,719
Additional provision in the period	547	74,202	809	-	75,558
Released	(1,006)	(325)	(410)	(384)	(2,125)
Utilization of provision	(2,255)	(53,162)	(72)	-	(55,489)
Exchange adjustments	82	(474)	(6)	-	(398)
At 31 October 2017	24,932	53,771	3,541	100	82,344

Current	3,338	48,799	3,541	-	55,678
Non-current	21,594	4,972	-	100	26,666
Total	24,932	53,771	3,541	100	82,344

	Onerous leases and dilapidations	Restructuring and integration	Legal	Other	Total
	$’000	$’000	$’000	$’000	$’000
At 1 May 2016	18,176	3,523	1,920	1,280	24,899
Acquisitions – Serena	-	1,201	1,344	-	2,545
Additional provision in the period	2,128	20,358	-	-	22,486
Released	(344)	(2,077)	(97)	(1,180)	(3,698)
Utilization of provision	(3,151)	(15,311)	(119)	-	(18,581)
Exchange adjustments	(122)	(354)	(26)	-	(502)
At 31 October 2016	16,687	7,340	3,022	100	27,149

Current	5,120	7,278	3,022	-	15,420
Non-current	11,567	62	-	100	11,729
Total	16,687	7,340	3,022	100	27,149

The onerous lease and dilapidations provision relates to leased Group properties and this position is expected to be fully utilized within nine years. The provision was increased by $11.9m in the six months ended 31 October 2017, mostly due to the acquisition of HPE Software relating to legal obligations to restore leased properties at the end of the lease period. A provision of $1.0m was released following the renegotiation of the lease of a North American property.

Restructuring and integration provisions relate to activities undertaken in readiness for bringing together the Micro Focus and HPE Software organization into one organization across all functions of the existing business and provisions for severance resulting from headcount reductions in the HPE Software business. The majority of provisions are expected to be fully utilized within 12 months.

Legal provisions include management’s best estimate of the likely outflow of economic benefits associated with ongoing legal matters.

Releases of other provisions during the period ended 31 October 2017 relate to future fees no longer considered likely to be incurred.

Notes to the consolidated interim financial statements (unaudited)

22. Pension commitments

	31 October 2017	31 October 2016	30 April 2017
	$’000	$’000	$’000
Within Non-current assets :
Long term pension assets	23,650 (97,647)	24,120	22,031
Within Non-current liabilities:
Retirement benefit obligations	(97,647)	(34,599)	(30,773)

The acquisition of the HPE Software on 1 September 2017 added 34 defined benefit plans primarily in France, Germany and Switzerland. After the acquisition there are 37 (October 2016: three, April 2017: four) defined benefit plans in ten countries around the world. Some of the plans are final salary pension plans, which provide benefits to members in the form of a guaranteed level of pension payable for life in the case of retirement, disability and death. The level of benefits provided depends not only on the final salary but also on member’s length of service, social security ceiling and other factors. Final pension entitlements are calculated by local actuaries in the applicable country. They also complete calculations for cases of death in service and disability. Other plans include termination or retirement indemnity plans or other types of statutory plans that provide a one-time benefit at termination. Where required by local or statutory requirements, some of the schemes are governed by an independent Board of Trustees that is responsible for the investment strategies with regard to the assets of the funds, however, other schemes are administered locally with the assistance of local pension experts. Not all of our plans are closed for new membership.

Long-term pension assets
Long-term pension assets relate to the reimbursement right under insurance policies held by the Company with guaranteed interest rates that do not meet the definition of a qualifying insurance policy as they have not been pledged to the plan and are subject to the creditors of the Group. Such reimbursement rights assets are recorded in the consolidated statement of financial position as long-term pension assets. Fair value of the reimbursement right asset is deemed to be the present value of the related obligation because the right to reimbursement under the insurance policies exactly matches the amount and timing of some or all of the benefits payable under the defined benefit plan. All non-plan assets are held in Germany.

The movement on the long-term pension asset is as follows:

	31 October 2017	31 October 2016	30 April 2017
	$’000	$’000	$’000
As at 1 May	22,031	22,272	22,272
Return on non-plan assets (note 11)	231	187	404
Benefits paid	(58)	(44)	(110)
Contributions	235	-	442
Included within other comprehensive income:
- Actuarial (loss)/gain on non-plan assets	(350)	2,482	(2,134)
- Reclassification from defined contribution scheme to defined benefit scheme	-	-	2,264
	(350)	2,482	130

Foreign currency exchange gain/(loss)	1,561	(777)	(1,107)
	23,650	24,120	22,031

Retirement benefit obligations
For the six months ended 31 October 2017, $2.5m (2016: $0.7m) is included in the consolidated statement of comprehensive income in respect of the defined benefit pension arrangements being a current service charge of $1.9m (2016: $0.4m) and a net finance charge of $0.6m (2016: $0.3m).

The contributions for the year ended 31 October 2018 are expected to be broadly in line with the current year.

The weighted average key assumptions used for the pension schemes were:

	31 October 2017 $’000	31 October 2016 $’000	30 April 2017 $’000
Rate of increase in final pensionable salary	2.27%	2.60%	2.00%
Rate of increase in pension payments	1.81%	2.00%	2.00%
Discount rate	1.99%	1.30%	1.95%
Inflation	2.00%	2.00%	2.00%

Notes to the consolidated interim financial statements (unaudited)

22. Pension commitments (continued)

The mortality assumptions for the pension schemes are set based on actuarial advice in accordance with published statistics and experience in the territory.

The net liability included in the consolidated statement of financial position arising from obligations in respect of defined benefit schemes is as follows:
	31 October 2017					31 October 2016	30 April 2017
	Germany	France	Switzerland	Rest of World	Total	Germany	Germany
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Present value of defined benefit obligation	159,865	9,159	21,330	23,797	214,151	40,120	36,480
Fair value of plan assets	(84,035)	(2,066)	(16,490)	(13,913)	(116,504)	(5,521)	(5,707)
	75,830	7,093	4,840	9,884	97,647	34,599	30,773

The retirement benefit obligation has moved as follows:

	31 October 2017			31 October 2016			30 April 2017
	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations	Defined benefit obligations	Scheme assets	Retirement benefit obligations
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 May	36,480	(5,707)	30,773	37,524	(5,855)	31,669	37,524	(5,855)	31,669
HPE Software acquisition	181,456	(110,011)	71,445	-	-	-	-	-	-
Current service cost	1,929	-	1,929	424	-	424	625	-	625
Benefits paid	(989)	940	(49)	(145)	43	(102)	(197)	87	(110)
Contributions by plan participants	1,826	(1,826)	-	-	(13)	(13)	-	(114)	(114)
Contribution by employer	-	(743)	(743)	-	-	-	-	-	-
Interest cost/(income) (note11)	941	(362)	579	311	(49)	262	660	(95)	565

Included within other comprehensive income:
Re-measurements - actuarial losses:
- Demographic	-	-	-	-	-	-	-	-	-
- Financial	(1,058)	-	(1,058)	3,521	-	3,521	(2,821)	-	(2,821)
- Experience	(4,505)	-	(4,505)	(117)	-	(117)	(568)	-	(568)
Actuarial return on assets excluding amounts included in interest income	-	(1,296)	(1,296)	-	117	117	-	(9)	(9)
Reclassification from defined contribution scheme to defined benefit scheme	-	-	-	-	-	-	2,996	-	2,996
	(5,563)	(1,296)	(6,859)	3,404	117	3,521	(393)	(9)	(402)
Foreign currency exchange changes	(1,929)	2,501	572	(1,398)	236	(1,162)	(1,739)	279	(1,460)
	214,151	(116,504)	97,647	40,120	(5,521)	34,599	36,480	(5,707)	30,773

Notes to the consolidated interim financial statements (unaudited)

23. Share capital

Ordinary shares at 10 pence each as at 31 October 2017 (2016: 10 pence each)

	31 October 2017		31 October 2016		30 April 2017
	Shares	$’000	Shares	$’000	Shares	$’000
Issued and fully paid
At 1 May	229,674,479	39,700	228,706,210	39,573	228,706,210	39,573
Shares issued to satisfy option awards	331,418	43	584,289	77	968,269	127
Share reorganization	(16,935,536)	(2,926)	-	-	-	-
Shares issued relating to acquisition of HPE Software (note 28)	222,166,897	28,773	-	-	-	-
	435,237,258	65,590	229,290,499	39,650	229,674,479	39,700

“B” shares at 168 pence each

	31 October 2017		31 October 2016		30 April 2017
	Shares	$’000	Shares	$’000	Shares	$’000
Issued and fully paid
At May 1	-	-	-	-	-	-
Issue of B shares	229,799,802	500,000	-	-	-	-
Redemption of B shares	(229,799,802)	(500,000)	-	-	-	-
	-	-	-	-	-	-

Share issuances during the six months to 31 October 2017

331,418 ordinary shares of 10 pence each (2016: 584,289 ordinary shares of 10 pence) were issued by the Company to settle exercised share options. The gross consideration received was $1.2m (2016: $0.5m). 222,166,897 ordinary shares of 10 pence each were issued by the Company as consideration for the acquisition of HPE Software (note 28).

In relation to the return of value to shareholders (note 24), on 31 August 2017 229,799,802 “B” shares were issued at 168 pence each, resulting in a total $500.0m being credited to the “B” share liability account. Subsequently and on the same date, 229,799,802 “B” shares were redeemed at 168 pence each and an amount of $500.0m was debited from the “B share liability account.

The voting rights and number of listed shares at 31 October 2017 were 435,237,258 (2016: 229,290,499).

Potential issues of shares

Certain employees hold options to subscribe for shares in the Company at prices ranging from nil pence to 1,875.58 pence under the following share option schemes approved by shareholders in 2005 and 2006: The Long-Term Incentive Plan 2005, the Additional Share Grants, the Sharesave Plan 2006 and the Employee Stock Purchase Plan 2006.

The number of shares subject to options at 31 October 2017 was 17,724,174 (2016: 9,271,150).

Notes to the consolidated interim financial statements (unaudited)

24. Other reserves

	Capital redemption reserve	Merger reserve	Hedging reserve	Total
	$’000	$’000	$’000	$’000
As at 1 May 2016 and 31 October 2016	163,363	988,104	-	1,151,467

As at 1 May 2016	163,363	988,104	-	1,151,467
Reallocation of merger reserve 1	-	(650,000)	-	(650,000)
As at 30 April 2017	163,363	338,104	-	501,467

As at 1 May 2017	163,363	338,104	-	501,467
Return of Value- share consolidation 2	2,926	-	-	2,926
Return of Value- issue and redemption of B shares 2	500,000	(343,317)	-	156,683
Hedge accounting 3	-	-	1,763	1,763
Deferred tax movement on hedging			(674)	(674)
Acquisition of HPE Software 4	-	6,485,397	-	6,485,397
Reallocation of merger reserve 1	-	(700,000)	-	(700,000)
As at 31 October 2017	666,289	5,780,184	1,089	6,447,562

1 The Company has transferred an amount from the merger reserve to retained earnings pursuant to the UK company law. The parent company previously transferred the investment in TAG to a wholly owned subsidiary for an intercompany receivable in the amount of $1,373m. During the period the parent company also transferred the investment in HPE Software to a wholly owned subsidiary in exchange for an intercompany receivable. An amount of $700.0m has been transferred from the merger reserve to retained earnings (2016: $180.0m) as this amount of the intercompany receivable is expected to be settled within a reasonable period of time. It therefore meets the definition of qualifying consideration and is available for dividend distribution to the parent company’s shareholders.

2 On 31 August 2017 a Return of Value was made to shareholders amounting to $500.0m (note 27). The Return of Value was effected through an issue and redemption of B shares, and resulted in a $500.0m increase in the capital redemption reserve, a $343.3m reduction in the merger reserve and a $156.7m reduction in share premium. The return of value was accompanied by a 0.9263 share consolidation and the share consolidation resulted in the issue of D deferred shares which were subsequently bought back for 1 pence, resulting in a transfer of $2.9m to the capital redemption reserve.

3 $1.1m was recognised in the hedging reserve in relation to hedging transactions entered into in the six months ended 31 October 2017.

4 On 1 September 2017 the acquisition of HPE Software was completed (note 28). As a result of this a merger reserve was created of $6,485.4m. The acquisition was structured by way of equity consideration; this transaction fell within the provisions of section 612 of the Companies Act 2006 (merger relief) such that no share premium was recorded in respect of the shares issued. The parent company chose to record its investment in HPE Software at fair value and therefore recorded a merger reserve equal to the value of the share premium which would have been recorded had section 612 of the Companies Act 2006 not been applicable (i.e. equal to the difference between the fair value of HPE Software and the aggregate nominal value of the shares issued).

25. Non-controlling interest

$’000
At 1 May 2016	1,057
Share of loss after tax	(21)
At 31 October 2016	1,036

At 1 May 2016	1,057
Share of loss after tax	(103)
At 30 April 2017	954
Share of profit after tax	304
At 31 October 2017	1,258

Non-controlling interests relate to the companies detailed below:
Company name	Country of incorporation and principal place of business	31 October 2017 Proportion held	31 October 2016 Proportion held	30 April 2017 Proportion held
Novell Japan Ltd	Japan	74.7%	71.5%	74.7%

On the 20 November 2017 the proportion held by the Group in Novell Japan Ltd increased to 77.9%.

Notes to the consolidated interim financial statements (unaudited)

26. Related party transactions

The Group’s related parties are its subsidiary undertakings and Executive Committee members. The Group has taken advantage of the exemption available under IAS 24, “Related Party Disclosures”, not to disclose details of transactions with its subsidiary undertakings.

Key management compensation

	6 months ended 31 October 2017	6 months ended 31 October 2016	Year ended 30 April 2017
	$’000	$’000	$’000
Short-term employee benefits	9,997	4,749	8,051
Share-based payments	9,271	6,326	9,391
	19,268	11,075	17,442

The key management figures above include the executive management team and directors. There are no post-employment benefits.

27. Return of Value to shareholders

On 31 August 2017 a Return of Value was made to shareholders amounting to $500.0m (£386.1m) in cash (168 pence per existing Ordinary Share held at the Record Time of 6.00pm on 31 August 2017.The Return of Value was effected through an issue and redemption of B shares, and was accompanied by a 0.9263 share consolidation to maintain broad comparability of the share price and return per share of the ordinary shares before and after the creation of the B Shares.

As at 31 October 2017 this was the Group’s 5th Return of Value to shareholders and this brings the total amount returned to shareholders since 25 March 2011 through share buy-backs, Returns of Value and ordinary dividends to £1,255.0m which represents 197.63% of the Market Capitalization at that time.

Notes to the consolidated interim financial statements (unaudited)

28. Business combinations

Summary of acquisitions for the year ended 30 April 2017 and the six months ended 31 October 2017:

					Consideration
	Carrying value at acquisition	Fair value adjustments	Hindsight adjustments	Goodwill	Shares	Cash	Payable	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Acquisitions in the year ended 30 April 2017:
Serena Software Inc.	147,260	(249,306)	-	379,669	-	277,623	-	277,623
GWAVA Inc.	618	3,062	-	12,767	-	16,447	-	16,447
OpenATTIC	-	4,991	-	-	-	4,991	-	4,991
OpenStack	-	-	-	-	-	-	-	-
	147,878	(241,253)	-	392,436	-	299,061	-	299,061

Acquisitions in the six months ended 31 October 2017:
HPE Software (provisional)	(2,277,193)	3,974,891	-	5,105,472	6,514,170	-	289,000	6,803,170

Acquisitions in the six months ended 31 October 2017:

1. Acquisition of HPE Software
On 1 September 2017 the Company completed the acquisition of HPE's software business segment ("HPE Software") by way of merger with a wholly owned subsidiary of HPE incorporated to hold the business of HPE Software in accordance with the terms of the previously announced Merger agreement ("Completion"). Accordingly, on Admission, American Depositary Shares representing 222,166,897 Consideration Shares were issued to HPE Shareholders, representing 50.1% of the fully diluted share capital of the Company. This has created a global infrastructure software business with pro-forma revenues in the 12 months to 30 April 2017 of approximately $4.4 billion and Underlying Adjusted EBITDA of approximately $1.4 billion making it the seventh largest pure play software company in the world and a leading technology stock on the LSE.

There was judgement used in identifying who the accounting acquirer was in the acquisition of HPE Software, as the resulting shareholdings were not definitive to identify the entity which obtains control in the Transaction.  As such, the Group considered the other factors laid down in IFRS, such as the composition of the governing body of the combined entity, composition of senior management of the combined entity, the entity that issued equity interest, terms of exchange of equity interests, the entity which initiated the combination, relative size of each entity, the existence of a large minority voting interest in the combined entity and other factors (e.g. location of headquarters of the combined entity, entity name). The conclusion of this assessment is that the Company is the accounting acquirer of HPE Software, and the acquisition accounting as set out below have been performed on this basis.

Details of the net assets acquired and goodwill are as follows:
	Carrying value at acquisition	Fair value Adjustments (Provisional)	Fair value (Provisional)
	$’000	$’000	$’000
Intangible assets1	72,825	6,200,000	6,272,825
Property, plant and equipment	165,664	-	165,664
Other non-current assets	41,929	-	41,929
Deferred tax assets	428,624	(423,663)	4,961
Inventories	185	-	185
Trade and other receivables	726,149	-	726,149
Current tax recoverable	736	-	736
Cash and cash equivalents	320,729	-	320,729
Trade and other payables	(468,850)	1,616	(467,234)
Current tax liabilities	(9,942)	-	(9,942)
Borrowings	(2,568,270)	-	(2,568,270)
Short-term provisions	(16,425)	-	(16,425)
Short-term deferred income 2	(707,688)	58,004	(649,684)
Long-term deferred income 2	(121,617)	8,652	(112,965)
Long-term provisions	(16,294)	-	(16,294)
Retirement benefit obligations	(71,445)	-	(71,445)
Other non-current liabilities	(53,503)	12,145	(41,358)
Deferred tax liabilities 3	-	(1,881,863)	(1,881,863)
Net (liabilities)/assets	(2,277,193)	3,974,891	1,697,698
Goodwill (note 13)	-		5,105,472
Consideration			6,803,170

Consideration satisfied by :
Shares			6,514,170
Cash payable net of pensions and other balance sheet adjustments (provisional)			289,000
			6,803,170

Trade and other receivables are net of a bad debt provision of $42.8m.

A provisional fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. The fair value review will be finalized in the 12-month hindsight period following completion which ends on 31 August 2018.

The fair value adjustments relate to:
1  Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of HPE Software;
2 Deferred income has been valued taking account of the remaining performance obligations;
3 A deferred tax liability has been established relating to the purchase of intangibles.

The provisional purchased intangible assets acquired as part of the acquisition can be analyzed as follows (note 13):
Fair value
$’000
Technology	1,775,000
Customer relationships	4,222,000
Trade names	188,000
Leases	15,000
6,200,000

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business.

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $5,105.5m has been capitalized.

From the date of acquisition 1 September 2017 to 31 October 2017, the acquisition contributed $569.8m to revenue, after adjusting for the deferred revenue haircut (note 2) and $132.7m to profit for the period.

The estimated results of HPE Software if it had been made at the beginning of the accounting period 1 May 2017 to 31 October 2017 would have been as follows:

Pro-forma	$m
Revenue	1,464.5
Profit for the period	331.8

The estimated results of the Group if the acquisition had been made at the beginning of the accounting year 1 May 2017 to 31 October 2017 would have been as follows:

Pro-forma	$m
Revenue	2,129.2
Profit for the period	305.7

The above figures are based on information provided to Micro Focus by HPE Software and the results since acquisition.

Acquisitions in the six months ended 31 October 2016 and the year ended 30 April 2017

1. Acquisition of Serena Software Inc.
On 2 May 2016, the Group acquired the entire share capital of Spartacus Acquisition Holdings Corp. the holding company of Serena Software Inc. (“Serena”) and its subsidiaries for $277.6m, payable in cash at completion. The Group then repaid the outstanding Serena bank borrowings of $316.7m as at 2 May 2016, making the total cash outflow for the Group of $528.5m, net of cash acquired of $65.8m. The transaction costs for the Serena acquisition were $0.9m ($0.5m was incurred in the year ended 30 April 2016).

The acquisition is highly consistent with the Group’s established acquisition strategy and focus on the efficient management of mature infrastructure software products.

Serena is a leading provider of enterprise software focused on providing Application Lifecycle Management products for both mainframe and distributed systems. Whilst Serena is headquartered in San Mateo, California the operations are effectively managed from offices in Hillsboro, Oregon and St. Albans in the United Kingdom. It operates in a further 10 countries. The Serena Group’s customers are typically highly regulated large enterprises, across a variety of sectors including banking, insurance, telco, manufacturing and retail, healthcare and government.

Serena was integrated into the Micro Focus Product Portfolio and the revenues reported in the Development and IT Operations Management Tools sub-portfolio.

The transaction was funded through the Group’s existing cash resources together with additional debt and equity finance arranged through Barclays, HSBC, the Royal Bank of Scotland and Numis Securities. On the 2 May 2016, the Group’s existing revolving credit facility was extended from $225m to $375m and the Group raised approximately £158.2m (approximately $225.7m) through a Placing underwritten by Numis Securities incurring $3.0m of costs associated with the Placing in March 2016.

A fair value review was carried out and finalized on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

Details of the net assets acquired and goodwill are as follows:
	Carrying value at acquisition	Fair value adjustments	Fair value
	$’000	$’000	$’000
Goodwill	462,400	(462,400)	-
Intangible assets - purchased 1	-	317,700	317,700
Intangible assets - other	79	-	79
Property, plant and equipment	1,927	-	1,927
Other non-current assets	167	-	167
Deferred tax asset	15,347	-	15,347
Trade and other receivables	27,362	-	27,362
Cash and cash equivalent	65,784	-	65,784
Borrowings – short-term	(27,712)	-	(27,712)
Trade and other payables	(11,766)	-	(11,766)
Provisions – short-term	(4,045)	-	(4,045)
Current tax liabilities	(3,173)	-	(3,173)
Deferred income – short-term 2	(72,217)	3,761	(68,456)
Deferred income – long-term 2	(14,853)	798	(14,055)
Borrowings – long-term	(288,938)	-	(288,938)
Other non-current liabilities	(717)	-	(717)
Deferred tax liabilities 3	(2,385)	(109,165)	(111,550)
Net assets /(liabilities)	147,260	(249,306)	(102,046)
Goodwill			379,669
Consideration			277,623

Consideration satisfied by :
Cash			277,623

The fair value adjustments relate to:

1 Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of Serena;
2 Deferred income has been valued taking account of the remaining performance obligations; and
3 A deferred tax liability has been established relating to the purchase of intangibles.

The purchased intangible assets acquired as part of the acquisition can be analyzed as follows (note 13):
Fair value
$’000
Technology	86,100
Customer relationships	210,200
Trade names	21,400
317,700

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business.

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $379.7m has been capitalized.

2. Acquisition of GWAVA Inc.
On 30 September 2016, the Group acquired the entire share capital of GWAVA Inc. (“GWAVA”) and its subsidiaries for $16.4m, payable in cash at completion. The transaction costs for the GWAVA acquisition were $1.5m.

The acquisition is highly consistent with the Group’s established acquisition strategy and focus on the efficient management of mature infrastructure software products.

GWAVA is a leading company in email security and enterprise information archiving (“EIA”). GWAVA has approximately 90 employees, based in the US, Canada and Germany. More than a million users across 60 countries rely on its products in over 3,000 customer organizations, supported by GWAVA’s global team, with a further 1,000 GWAVA business partners collaborating closely to ensure successful customer solutions. In addition to GWAVA’s award winning EIA product Retain, GWAVA has a full suite of products to protect, optimize, secure and ensure compliance for customers running Micro Focus GroupWise.

A finalized fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

Details of the net assets acquired and goodwill are as follows:
	Carrying value at acquisition	Fair value adjustments	Fair value
	$’000	$’000	$’000
Intangible assets - purchased 1	-	5,330	5,330
Intangible assets - other 2	1,180	(1,180)	-
Property, plant and equipment	195	-	195
Trade and other receivables	3,096	-	3,096
Cash and cash equivalent	2,389	-	2,389
Trade and other payables	(1,331)	-	(1,331)
Deferred income – short-term 3	(4,094)	324	(3,770)
Deferred income – long-term	(817)	-	(817)
Deferred tax liabilities 4	-	(1,412)	(1,412)
Net assets	618	3,062	3,680
Goodwill			12,767
Consideration			16,447

Consideration satisfied by :
Cash			16,447

The fair value adjustments relate to:
1
Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of GWAVA Inc.;
2
Other intangible assets relating to historic IP has been written down to nil;
3
Deferred income has been valued taking account of the remaining performance obligations; and
4
A deferred tax liability has been established relating to the purchase of intangibles.

The purchased intangible assets acquired as part of the acquisition can be analyzed as follows (note 13):
Fair value
$’000
Technology	4,075
Customer relationships	544
Trade names	711
5,330

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company’s existing customer base with those of the acquired business.

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $12.8m has been capitalized.

3. Acquisition of OpenATTIC
On 1 November 2016 the Group acquired the OpenATTIC storage management technology and engineering talent from the company it-novum GmbH for a cash consideration of 4.7m Euros ($5.0m). The OpenATTIC technology aligns perfectly with our strategy to provide open source, software defined infrastructure solutions for the enterprise and will strengthen SUSE Enterprise Storage solution by adding enterprise grade storage management capabilities to the portfolio. The transaction costs for the OpenATTIC acquisition were $1.2m.

A finalized fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

Details of the net assets acquired and goodwill are as follows:
	Carrying value at acquisition	Fair value adjustments	Fair value
	$’000	$’000	$’000
Intangible assets – purchased technology	-	4,991	4,991
Net assets	-	4,991	4,991
Goodwill			-
Consideration			4,991

Consideration satisfied by :
Cash			4,991

4. Acquisition of OpenStack
In the year ended 30 April 2017, the Group acquired purchased technology and talent from HPE for $nil consideration that will expand SUSE’s OpenStack Infrastructure-as-a-Service (“IaaS”) solution and accelerate SUSE’s entry into the growing Cloud Foundry Platform-as-a-Service (“PaaS”) market, subject to regulatory clearances.

The acquired OpenStack technology assets were integrated into SUSE OpenStack Cloud and the acquired Cloud Foundry and PaaS assets enables SUSE to bring to market a certified, enterprise-ready SUSE Cloud Foundry PaaS solution for all customers and partners in the SUSE ecosystem. Additionally, SUSE has increased engagement with the Cloud Foundry Foundation, becoming a platinum member and taking a seat on the Cloud Foundry Foundation Board.

As part of the transaction, HPE has named SUSE as its preferred open source partner for Linux, OpenStack IaaS and Cloud Foundry PaaS. HPE’s choice of SUSE as their preferred open source partner further cements SUSE’s reputation for delivering high-quality, enterprise-grade open source solutions and services.

29. Post balance sheet events

1
Acquisition of COBOL-IT, SAS
On 1 December 2017, the Group completed on the acquisition of COBOL-IT, SAS. COBOL-IT, SAS is in the business of designing, editing and commercialization of software, IT devices and related services; technical support, training, consulting, and more generally any related missions; modification, migration and adaptation of IT systems from a technical environment to another; and advisory in IT system, and in particular strategy, management, commercial development, partnership or strategic alliances in IT sector.

Consideration consists of completion payment of Euro 11.3m, retention amounts of Euro 2.7m payable at a later date, working capital adjustments and net cash adjustments. The Group has not yet presented the full IFRS 3 “Business Combinations” disclosures as the initial accounting for the business combination is incomplete at the time these interim financial statements were authorised for issue.

2
Taxation
On 22 December 2017 the US President signed the Tax Cuts and Jobs Act, which provides for significant and wide-ranging changes to the taxation of corporations. The reforms are complex, and it will take some time to assess the implications thoroughly, but broadly the implications are: a) a reduction in the Federal tax rate from 35% to 21%, with various measures to broaden the tax base including restrictions on interest deductibility and other anti-avoidance measures; and b) the introduction of an exemption for foreign dividends (currently such dividends are taxed at the US federal rate, with credit granted for foreign taxes suffered). In return for the latter benefit, a one-off transition tax (which can be spread over 8 years) is payable in respect of cumulative retained earnings of foreign subsidiaries at a rate of 15.5% for earnings represented by cash or cash equivalents and 8.0% for the balance of such earnings.

INDEPENDENT REVIEW REPORT TO MICRO FOCUS INTERNATIONAL PLC

Conclusion

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 31 October 2017 which comprises consolidated statement of comprehensive income, consolidated statement of financial position, consolidated statement of changes in equity, consolidated statement of cash flow and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 October 2017 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the half-yearly financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FCA.

As disclosed in note 2, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”) (collectively “IFRS”). The directors are responsible for preparing the condensed set of financial statements included in the half-yearly financial report in accordance with IAS 34.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Tudor Aw
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square, London, E14 5GL
7 January 2018

         1
NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 08 January 2018

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer